

WISE UP WISDOMTREE

PROXY CONTEST FOR BOARD CHANGE AT WISDOMTREE, INC. (NYSE: WT)

CONFIDENTIAL.

May 18, 2023

DISCLAIMER



The materials contained herein (the "Materials") represent the opinions of ETFS Capital Limited and the other participants named in its proxy solicitation (collectively, the "ETFS Group" or "we") and are based on publicly available information with respect to WisdomTree, Inc. (the "Company"). The ETFS Group recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the ETFS Group's conclusions. The ETFS Group reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. The ETFS Group disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the ETFS Group herein are based on assumptions that the ETFS Group believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of the ETFS Group currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of the ETFS Group from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that the ETFS Group discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and the ETFS Group expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the ETFS Group. Although the ETFS Group believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The ETFS Group will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, the ETFS Group has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

TABLE OF **CONTENTS**



ABOUT ETFS **CAPITAL**



> **ETFS Capital is the largest stockholder of WisdomTree with c. 18% of the total stock capital equating to approx. $210m at the current stock price**
>
> **ETFS Capital is a venture capital firm and not an activist investor. It has never engaged in any sort of activist campaign**

Background

- Graham Tuckwell, a pioneer of the ETF industry, founded ETF Securities in 2003.

- ETF Securities was the first ETF issuer to list physically backed gold and precious metals on exchange via the ETC structure.

- By 2018, ETF Securities managed c. $25bn of AUM with listings in the US, Europe and Australia.

- In 2018 ETF Securities sold its three main businesses for an aggregate value approaching $900m
  - The US business to Abrdn (previously Aberdeen Standard Life) in an all-cash transaction.
  - The European Equity ETF business to Legal and General Investment Management in an all-cash transaction.

- The European ETP business (physical precious metals, commodities, FX, equities and short and leveraged) was sold to WisdomTree for $773m, comprising of cash and stock plus the assumption of a gold payment liability of $162m.

- Following the closure of the transaction ETFS Capital became the largest WisdomTree stockholder with 30m stock equating to 18% (9.99% voting and 8% non-voting) holding in the Company

- Following the sales, ETF Securities was renamed ETFS Capital and established itself as an investor in early-stage companies across the ETF ecosystem and have already created $300m of extra value from an invested capital of only $60m.

- Since 2018, ETFS Capital has broadened its investment mandate to include capital markets and general FinTech. This was driven by the knowledge that often general FinTech start-ups can bring efficiencies to ETF operations and solve sector wide issues.

- ETFS Capital continued to run the Australian business post the 2018 sales, growing AUM from A$0.8bn to A$4.6bn before selling in 2022.

- ETFS Capital has used its knowledge acquired through its various investments in start-ups to have a far deeper understanding of the pitfalls in many of WisdomTree's efforts, such as in crypto and WT Prime.

- ETFS Capital's Management team are ex-ETF issuer operators and can see the potential value of WisdomTree due to their deep domain knowledge and expertise of running ETF businesses.

Source: ETFS Capital

WISDOMTREE TODAY



- WisdomTree is the only pure-play publicly listed ETF issuer globally, no other ETF issuers see any benefit being listed.
- WisdomTree allows investors to invest in the wider growth of the ETF industry.
- Jonathon Steinberg, CEO, (4Q2014 Earnings Call) – "WisdomTree is an important proxy for the ETF industry."
- WisdomTree's ETF business is split into 2 key geographies – US and Europe.
- WisdomTree has historically been focused on the US as this is where their business started.
- Until the ETF Securities Acquisition, 95% of AUM was located in the US.
- Since the ETF Securities Acquisition, the AUM and revenue split has been consistently 2/3 US and 1/3 Europe.
- Most of senior management is based in the US and future digital initiatives are initially focused on the US.

Total AUM (March 31, 2023)



Europe 32%

$91B

USA 68%

Founded by current CEO and focuses on financial media
1985

Name changed to Index Development Partners
2002

Company relists on Nasdaq
2011

WisdomTree purchases ETF Securities
2018

Company switches listing to NYSE
2022

2000
Sold media properties and focuses on developing and licensing stock indices. Delists from Nasdaq.

2004-2006
Name changed to WisdomTree, obtained financing, and launches first 20 ETFs

2014
WisdomTree purchases Boost

2022
WisdomTree announces WT Prime

Source: WisdomTree IR Dropout



ENGAGEMENT TIMELINE

WisdomTree Share Price Performance

$14.0
$11.2
$8.4
$5.6
$2.8
$0.0
Nov-17
May-18
Nov-18
May-19
Nov-19
Apr-20
Oct-20
Apr-21
Oct-21
Apr-22
Oct-22
Apr-23
Completed the acquisition of ETF Securities. ETFS Capital and Mr. Tuckwell enter into Investor Rights agreement
Announced new direct-to-consumer product 'WisdomTree Prime' on 2021 Q4 Earnings Call
ETFS Capital Group and the Company entered into the Cooperation Agreement
ETFS Capital present to the Board regarding extremely poor long-term performance of the Company
Standstill provisions under the Cooperation Agreement expired; adopted new poison pill
Announced the acquisition of ETF Securities' ETC, currency, and short-and-leveraged business
Standstill provisions under the Investor Rights Agreement expired
ETFS Capital present to the Board and management on desire to scrap WT Prime initiative
ETFS Capital delivered 2023 Nomination Notice
$6.4

$28.0
$22.4
$16.8
$11.2
$5.6
$0.0
Jan-13
Dec-13
Nov-14
Oct-15
Sep-16
Sep-17
Aug-18
Jul-19
Jun-20
May-21
May-22
Apr-23
$6.4

Source: FactSet

Performance Summary		
High	8/03/2015	$26.05
Low	3/18/2020	$2.04
ETFS Acquisition	11/13/2017	$11.28
ETFS Nomination Notice	4/12/2023	$6.25

WHY WE **ARE HERE**



- ETFS Capital is the largest stockholder of WisdomTree ("the Company") with over $210m of our own capital invested in the Company.

- We are deeply concerned with WisdomTree's long history of stockholder value destruction, its failure to improve operating margins, and the continued governance lapses of its long-tenured directors.

- Last year, we reached a Cooperation Agreement with the Company hoping it would lead to greater focus on the business and improved operational performance.

- Almost a year later, and after two detailed presentations by ETFS Capital to the Company, we see no signs of any effort to improve operational performance.

- WisdomTree's *record AUM and inflows have not translated into revenue growth and operating income – key drivers of value for any ETF company*.

- 2022 and 1Q2023 results further strengthen our concerns with management's inability to control expenses and achieve operating leverage inherent to a highly scalable ETF business.

- The Board, controlled by long-tenured directors has failed to hold management accountable.

- Long-tenured directors, Frank Salerno, Win Neuger and Anthony Bossone, have overseen over $1bn in stockholder value destruction. More importantly, they have failed to protect stockholder interests by rewarding the CEO with over $20m in cumulative 5-year pay for unacceptably poor performance.

- Additionally, Messrs. Salerno and Neuger have attempted to create a Board that is lacking in the expertise, experience, and independence needed to challenge Management.

- The inexplicable replacement of Ms. Fuhr – a pre-eminent ETF expert and settlement director – with Ms. Naidoo, a nominee with no ETF experience, no prior public board service, and a questionable track record, clearly highlights a flawed refreshment process, managed by the two long term directors.

- We are seeking stockholder support to replace Mr. Salerno, Mr. Neuger and Ms. Naidoo, with ALL our highly qualified nominees – Mr. Aust, Ms. Pankopf, and Mr. Tuckwell.

- Our nominees, if elected, would seek to help WisdomTree focus on the core business, reevaluate its WisdomTree Prime ("WT Prime") venture, and align management pay with performance.

- We urge you to vote on the GOLD proxy for our nominees: Mr. Aust, Ms. Pankopf, and Mr. Tuckwell.

WHY IS CHANGE **NEEDED?**



WisdomTree's long history of underperformance and stockholder value destruction

- Total Stockholder Return (TSR) has underperformed the relevant peer groups and indices

- The Company has destroyed $1.4bn of value.

- WisdomTree has failed to match its competitors in capitalizing on industry tailwinds

- The Company highlights AUM and inflows but ignores lack of revenue growth and operating margin – the key value drivers

- Poor cost control is responsible for failure to achieve operating leverage

- Recent share price performance is due to our pressure

A history of poor capital allocation, failed investments and unrealistic future plans

- Since 2016, WisdomTree has written off $63m of the $72m it has spent on small to medium investments in its core business

- Management desires to transform the Company from an ETF issuer to a consumer-focused DeFi business, WT Prime; a wildly ambitious and unrealistic quest

- Management team lacks DeFi experience

- WT Prime is delayed by a year, and WT Prime has provided no milestones to measure success

- Company would require massive investments – which it lacks - to compete with more established DeFi players

Governance failures, a pay-for performance disconnect and flawed Board refreshment

- The Board consists of a majority of directors with no relevant industry experience in our view.

- All key Board leadership positions are held by long-tenured directors and the Chairman of the Board also serves as the Compensation Committee Chair (17.5-year tenure)

- Board refreshment has yielded the loss of two female directors and the inexplicable replacement of an industry expert with someone with no ETF or board experience

- The CEO has accumulated over $20m in aggregate reported pay while destroying $921m in stockholder value (2018-2022)

- The CEO and Chairman have been net sellers of company stock over the last decade

The long-tenured directors have overseen massive stockholder value destruction, lack the expertise and independence to hold management accountable, and have exhibited poor judgement with respect to governance

WISDOMTREE HAS FAILED TO CREATE SHAREHOLDER VALUE





Total Return Performance

Russell 2000: 122

S&P U.S. BMI: 121

WT: 48

Index Value — 0 to 200

12/31/17 · 12/31/18 · 12/31/19 · 12/31/20 · 12/31/21 · 12/31/22

—♦— WisdomTree, Inc.　—■— Russell 2000 Index　—▲— S&P U.S. BMI Asset Management & Custody Banks Index

While a $100 invested in WisdomTree five years ago is worth $48 today, a $100 invested in BlackRock would be worth $157

Source: WisdomTree 2022 10-K

ACCORDING TO DISCLOSURES IN PROXY STATEMENTS AND THEIR 10-K, THERE HAS BEEN **SIGNIFICANT STOCKHOLDER VALUE DESTRUCTION**



> "We have not created stockholder value for a while."
>
> - Mr. Steinberg, CEO (4Q2019 Earnings Call)

WisdomTree 2020 Definitive Proxy



WisdomTree 2021 Definitive Proxy



WisdomTree 2022 10-K



WisdomTree switched industry benchmark as SNL Asset Manager Index was stopped

WisdomTree significantly underperformed its benchmark indices according to its proxy statements and 10-K

Source: SEC Filings

WHEN ETFS CAPITAL AND LION POINT CAPITAL INITIATED THEIR CAMPAIGN IN 2022, WISDOMTREE WAS GROSSLY UNPERFORMING ITS BENCHMARK INDICES AND PEERS OVER 1, 3, 5 AND 10 YEARS







Source: Bloomberg. TSR Data runs through the close of trading on January 24, 2022, which is the last day of trading prior to ETFS Capital filings its Schedule 13D with the SEC

WISDOMTREE'S TRACK RECORD OF LONG TERM STOCKHOLDER VALUE DESTRUCTION CONTINUED INTO 2023 WHICH PROMPTED ETFS CAPITAL TO NOMINATE A HIGHLY QUALIFIED SLATE OF DIRECTORS







5-Year TSR
As of 12 April 2023
20.2%
21.5%
67.2%
51.1%
(23.6%)
S&P 1500 Asset Management & Custody Banks
Russell 2000
Proxy Peers (Median)
Traditional Asset Management Peers (Median)
WisdomTree

10-Year TSR
As of 12 April 2023
170.8%
154.1%
223.9%
154.5%
(10.4%)
S&P 1500 Asset Management & Custody Banks
Russell 2000
Proxy Peers (Median)
Traditional Asset Management Peers (Median)
WisdomTree

Reason for excluding 1-year and 3-year TSR charts (see Appendix):

- 1-year TSR chart is not presented because WisdomTree was actively engaged with ETFS Capital and Lion Point Capital in April 2022, following its Sch. 13D filing in Jan. 2022, making it very difficult to determine unaffected share price
- 3-year TSR chart is not presented because the data is disproportionately impacted by WisdomTree's historical low share price in 1Q2020, following Covid-related market collapse. Specifically, WisdomTree's share price declined by 50% from $5.07 on February 21, 2020 to $2.53 on March 12, 2020.

Source: Bloomberg

...WISDOMTREE'S PERFORMANCE IS PARTICULARLY DISAPPOINTING CONSIDERING IT SPENT $611M ON THE ACQUISITION OF ETF SECURITIES, WHICH WAS PROMISED TO 'DRIVE LONG-TERM STOCKHOLDER VALUE'



What WisdomTree promised

"[ETFS Securities acquisition] makes for an even stronger and more competitive WisdomTree, one that is more globally diversified, **more profitable** and better positioned to **drive long-term stockholder value.**

it will lead to faster growth for the combined operations. WisdomTree will jump to the ninth largest ETF provider in Europe, will be **immediately profitable**

This transaction is **financially compelling** for stockholders.

we anticipate this deal will be **at least 25% accretive to earnings immediately."**

- Mr. Steinberg, CEO, November 2017, Press Release

Reality: WisdomTree failed to generate promised gains



TSR from Close of ETF Securities Acquisition in 2018 to ETFS Capital's nomination of directors in 2023

Apr. 12, 2018 – Apr. 12, 2023

- S&P 1500 Asset Management & Custody Banks: 20.2%
- Russell 2000: 21.5%
- Proxy Peers (Median): 67.2%
- Traditional Asset Management Peers (Median): 51.1%
- WisdomTree: (23.6%)

Source: Bloomberg

SINCE 2018, WISDOMTREE'S LONG-TENURED DIRECTORS AND THE MANAGEMENT HAVE OVERSEEN APPROX. $1.4BN OF STOCKHOLDER VALUE DESTRUCTION



Stockholder Value Destroyed

Millions

$2,500	
$2,000	
$1,500	
$1,000	
$500	
$0	

- **1,718** — Beginning Mkt Cap (Dec 2017)
- **611** — ETF Securities Acquisition (April 2018)
- **47** — Investments
- **Value Destroyed → 1,443**
- **933** — Mkt Cap as of April 12, 2023

Source: SEC Filings, ETFS Capital analysis



WISDOMTREE IS THE ONLY PURE-PLAY ETF COMPANY IN AN INDUSTRY WITH STRONG TAILWINDS

US ETF Market Growth

5 yr CAGR – **13.7%**
10 yr CAGR – **17.1%**



EUR ETF Market Growth

5 yr CAGR – **13.4%**
10 yr CAGR – **14.4%**



Source: ETFGI

A rising tide should lift all boats, yet WisdomTree has been left behind

.... BUT FAILED TO EXECUTE, RESULTING IN SLOWER **THAN MARKET GROWTH**





WisdomTree's AUM growth has lagged the market growth in Europe*

*2018 is the base year to account for ETF Securities acquisition. Year-end data



... and the US market

Note: Year-end data

WisdomTree has failed to benefit from strong industry tailwinds resulting in sub-par AUM growth

Source: WisdomTree IR Dropout, ETFGI

AND THE LOWEST NET INFLOWS AMONG PEERS IN THE LAST FIVE YEARS


US Flows ($m)
2018-2022
42,927
35,947
19,161
12,446
ProShares
Global X
VanEck
WisdomTree

WisdomTree's competitors have maintained inflows through varying market cycles highlighting the strength of their products as compared to WisdomTree's history of volatile inflows

Source: ETFS Analysis, Bloomberg



VanEck US Flows

$m

Year	Value
2018	4,195
2019	828
2020	5,074
2021	7,880
2022	1,183

ProShares US Flows

Year	Value
2018	1,977
2019	3,618
2020	11,572
2021	10,834
2022	14,926

Global X US Flows

Year	Value
2018	1,738
2019	2,657
2020	6,581
2021	21,191
2022	3,781

Source: WisdomTree IR Dropout, ETFS Analysis, Bloomberg



Wisdom Tree US Flows ($m)

Year	Value
2018	(5,169)
2019	(654)
2020	(1,253)
2021	4,950
2022	14,572

- WisdomTree is the only one of its peers to suffer negative outflows in any one individual year since 2018.

- In fact WisdomTree's US business suffered negative flows in 3 of the five years since 2018.

- 2022 accounted for 40% of WisdomTree's aggregate inflows over the last decade (117% since 2018), however only into a very low management fee product.

- Flows into USFR in 2022, represented 91% of all flows over the past five years, suggesting WisdomTree has generally failed to build products that garner investor attention.



- WisdomTree defines 'Organic Growth', as the annual net inflows divided by the opening AUM

- WisdomTree is the only peer to suffer negative Organic Growth

- WisdomTree had the lowest Organic Growth among peers for four consecutive years until 2022

- The 2022 outperformance was driven by one fund – USFR (accounted for 92% of inflows)

- In comparison, Global X with a heavily equity focused portfolio, managed to maintain positive organic growth even in the 2022 bear market

Organic Growth (YoY)

Legend: Global X ■ VanEck ■ ProShares ■ WisdomTree ■

	2018	2019	2020	2021	2022
Global X	20%	33%	54%	102%	9%
VanEck	12%	2%	12%	15%	2%
ProShares	7%	13%	34%	23%	21%
WisdomTree	-11%	-2%	-3%	13%	30%

Source: WisdomTree IR Dropout, ETFS Analysis, Bloomberg



WISDOMTREE'S LOSS OF MARKET SHARE IS REFLECTED IN DETERIORATING ISSUER RANKINGS

US ISSUER RANKING BY AUM

WisdomTree falls out of the top 10 (2021)

Rank	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
1st	iShares	iShares	iShares	iShares	iShares	iShares	iShares	iShares	iShares	iShares
2nd	State Street	State Street	Vanguard	Vanguard	Vanguard	Vanguard	Vanguard	Vanguard	Vanguard	Vanguard
3rd	Vanguard	Vanguard	State Street	State Street	State Street	State Street	State Street	State Street	State Street	State Street
4th	Invesco	Invesco	Invesco	Invesco	Invesco	Invesco	Invesco	Invesco	Invesco	Invesco
5th	WisdomTree	WisdomTree	WisdomTree	Schwab	Schwab	Schwab	Schwab	Schwab	Schwab	Schwab
6th	ProShares	First Trust	First Trust	First Trust	First Trust	First Trust	First Trust	First Trust	First Trust	First Trust
7th	VanEck	Schwab	Schwab	WisdomTree	WisdomTree	WisdomTree	VanEck	JP Morgan	JP Morgan	JP Morgan
8th	First Trust	ProShares	ProShares	VanEck	VanEck	VanEck	WisdomTree	VanEck	ProShares	Dimensional
9th	Dimensional	Dimensional	Dimensional	ProShares	Dimensional	ProShares	JP Morgan	ProShares	VanEck	ProShares
10th	Schwab	VanEck	DWS Xtrackers	Dimensional	ProShares	Dimensional	ProShares	WisdomTree	Dimensional	WisdomTree

- In our view, the sign of a strong ETF Issuer is one that consistently launches $150m+ AUM products proving (i) client acceptance; and (ii) financial viability of that product
- Within the last 5 years, the Top 10 US ETF Issuers (other than WT) have achieved a hit ratio of **53%** of products launched exceeding $150m AUM
- WisdomTree's success rate over the same period is just **19%**
- Having only launched 4 out of the 414 ETFs that have exceeded $150m in the last 5 years, one has to question how WisdomTree can expect to remain a Top 10 (or even Top 20) issuer in the future
- WisdomTree fell outside the top 10 in 2021 to number 11 in the rankings

Source: WisdomTree IR Dropout, ETFS Analysis, Bloomberg

DESPITE LOSING MARKET SHARE, WISDOMTREE CONTINUES TO FOCUS ON 'AUM' AND 'FLOWS' IN AN ATTEMPT TO CONFUSE STOCKHOLDERS



WisdomTree Comments on Organic Growth



1-day market reaction proves AUM or flows DO NOT drive stockholder value

"WisdomTree's business has never been stronger; we've had ten consecutive quarters of net inflows coupled with all-time record high assets under management of over $90 billion." **– 1Q2023 earnings press release**

1.3%

"Our 16% pace of organic flow growth in 2022 was not only the best among our public asset manager peers, but it was the best year for flows since 2015."
– 4Q2022 earnings press release

 **-1.4%**

"WisdomTree is in its ninth consecutive quarter of net inflows and we see opportunities for continued organic growth in our ETF franchise based on our broad and deep product lineup, strong performance, solutions offerings and a growing managed models business." **– 3Q2022 earnings press release**

0.9%

"We are generating best-in-class organic growth but more importantly, we have built a franchise poised for sustainable growth going forward."
– 2Q2022 earnings press release

 **-1.7%**

"This quarter marked WisdomTree's sixth consecutive quarter of organic growth, strong earnings results and record assets under management. "
– 1Q2022 earnings press release

 **-4.4%**

Source: FactSet

WALL STREET ANALYSTS AGREE THAT 'FLOWS' AND AUM ARE NOT KEY **DRIVERS OF STOCKHOLDER VALUE**





- *"Since 4Q 2019, WT's blended fee rate has declined roughly in line with large public peers (-17% vs. -16% average), as a result of investor mix shift toward lower fee ETFs.*
- ***We expect continued fee pressure as 4 of WT's 5 fastest growing large funds have fee rates below the firmwide average."***

April 11, 2023



- ***"The recent fund flows have been primarily in low-fee fixed income funds,*** *driven by market conditions toward fixed income and out of equities and many commodities.*
- ***As we have seen in the past, those funds are at a greater risk of leaving when the interest rate environment reverses and the question becomes can WisdomTree retain those funds in different ETFs?"***

Jan 5, 2023



- *"Combined with market appreciation, all eight of WisdomTree's ETF asset categories increased from 4Q 2022. That's the good news.*
- ***Unfortunately, fund inflows were once again dominated by lower fee fixed income funds which results in only modest revenue increase over prior estimates."***

April 11, 2023

"it's not fund flows investors care about, it's growing revenue and profitability.... "



ETF ISSUANCE IS A HIGHLY SCALABLE BUSINESS, AS ACKNOWLEDGED BY WISDOMTREE





"But I would say as we've seen in the past in our business [as] the AUM scales, **there is tremendous operating leverage in the business** *and as soon as that AUM does begin to scale you will see those results show as you have seen in the past, that operating leverage in the business."*

- Mr. Muni, Former CFO (3Q2017 Earnings Call)

*"**There is a lot of operating leverage in our business as our AUM continues to scale**. Because of our business model the way our expenses are built, they will decline as a percentage of our revenues as our revenues increase, particularly around compensation, gross margins, and our other AUM variable costs. So,* **as AUM scales, we do expect to see increases in our operating margin."**

- Mr. Muni, Former CFO (Annual General Meeting, June 2020)



…AS PROMISED TO INVESTORS WITH CLAIMS OF IMPROVED REVENUE AND MARGIN GROWTH

WisdomTree claiming margins will increase

Through the Cycle, Organic Growth Accelerates Scale & Expands Op Margins
Illustrative Annual AUM & Revenue Growth Algorithm over the Long-Run
5% - 10%
Organic Growth
5% - 10%
Market Return
10% - 20%
AUM & Revenue Growth
Illustrative Margin Outlook from Scaling AUM & Revenue
24%
1H22 Operating Margin
50% +
Incremental Margins
"Well North" of 50%
Material Margin Improvement
WISDOMTREE
WisdomTree – Q2/22 Results 11

2Q2022: Earnings Presentation

Through the Cycle, Organic Growth Accelerates Scale & Expands Op Margins
Illustrative Annual AUM & Revenue Growth Algorithm over the Long-Run
5% - 10%
Organic Growth
5% - 10%
Market Return
10% - 20%
AUM & Revenue Growth
Illustrative Margin Outlook from Scaling AUM & Revenue
21.4%
2022 Adjusted Operating Margin
50% +
Incremental Margins
"Well North" of 50%
Material Margin Improvement
WISDOMTREE
WisdomTree – Q1/23 Results 10

1Q2023: Earnings Presentation

WisdomTree's failure to meet promised goals has completely eroded management's credibility among investors

Source: WisdomTree IR Dropout, SEC Filings

CASE STUDY: REVENUE GROWTH AND PROFITABILITY AT **ETF SECURITIES AUSTRALIA**



ETF Securities Australia AUM increased 4.7x from 2017 to 2021, until its sale in June 2022

The AUM growth was accompanied by strong EBITDA growth and EBITDA margin of 36%



Growth in AUM



EBITDA and EBITDA Margin

WISDOMTEE HAS FAILED TO ACHIEVE OPERATING LEVERAGE AS REFLECTED IN DISAPPOINTING REVENUE GROWTH AND OPERATING MARGIN – THE KEY VALUE DRIVERS



Over last five years, despite 50% jump in AUM, revenue increased by only 10% and operating margin contracted by 11.2%

WisdomTree has failed to translate AUM and flows into operating leverage in a highly scalable business

Positive High-Level Metrics With Disappointing Results

	2018	2022	% change
AUM ($bn)	54.1	82.0	+51.6%
Revenue ($m)	274.1	301.3	+9.9%
Operating Margin	22.4%	19.9%	-11.2%

"But I would say as we've seen in the past in our business [as] the AUM scales, there is tremendous operating leverage in the business and as soon as that AUM does begin to scale you will see those results show as you have seen in the past, that operating leverage in the business."

- Amit Muni, Former CFO (3Q2017 Earnings Call)



Year-end AUM and Annual Operating Margin

Source: WisdomTree IR Dropout, SEC Filings



RECENT METRICS SUGGEST CONTINUED FAILURE TO TRANSLATE AUM GROWTH INTO OPERATING INCOME

WisdomTree Claims

"WisdomTree's momentum has accelerated in 2023 as the first quarter of the year was the third best quarter of net inflows in company history."

– Mr. Steinberg, CEO (1Q2023 Press Release)

"WisdomTree's business has never been stronger; we've had ten consecutive quarters of net inflows coupled with all-time record high assets under management of over $90 billion."

– Mr. Lilien, COO and President (1Q2023 Press Release)

Historical Financials	1QFY18	1QFY19	1QFY20	1QFY21	1QFY22	1QFY23	% change 2018 - 2023
AUM—end of period ($bn)	45.0	59.1	50.3	69.5	79.4	90.7	101.6%
Average advisory fee	0.50%	0.46%	0.42%	0.41%	0.40%	0.36%	-28.0%
Operating revenues	58.9	65.5	63.9	71.3	78.4	82.0	39.2%
Adjusted gross margin	75.3%	76.8%	77.3%	80.4%	80.2%	79.1%	5.1%
Net income (adjusted)	11.0	7.7	11.2	12.5	14.1	11.2	1.6%
Diluted EPS (adjusted)	0.08	0.05	0.07	0.08	0.09	0.07	**-12.5%**
Adjusted operating income margin	25.9%	19.9%	25.1%	25.5%	25.7%	21.4%	**-17.4%**

Source: WisdomTree IR Dropout, SEC Filings

Reality

Despite +100% increase in AUM since 2018:

- Average advisory fee is **down 28%** on account fee compression and reliance on low fee products such as USFR
- Revenues growth lags AUM growth by a factor of 2.5x
- Adjusted gross margin has improved by only 5% (3.8%)
- Adjusted net income is largely stagnant
- Diluted EPS has **declined 12.5%**
- Adjusted operating income margin has **declined 17.4% (4.5%)**

THE FAILURE TO ACHIEVE OPERATING LEVERAGE IS CLEARLY VISIBLE IN THE $77 MILLION GAP IN OPERATING INCOME WHEN COMPARING 2015 TO 2022 – YEARS OF COMPARABLE REVENUE ATTAINMENT





	2015	**2022**
Revenue	$299m	$301m
Operating Income	$137m	$60m
Op Inc Margin	46%	20%

- As the Company acknowledges, ETF issuance is a massively scalable business model i.e. as revenues grow, operating income margin should rise
- 2015 and 2022 had similar annual revenue but due to an ever-increasing cost base, operating income fell by $77m.
- The $77m shortfall at the current TTM PE Ratio of 22.75x is costing stockholders $1.7bn

Source: SEC Filings, ETFS Capital Analysis, Bloomberg

Q12023 RESULTS SUGGEST CONTINUED FAILURE TO ADDRESS PERFORMANCE
CONCERNS WE FLAGGED LAST YEAR



"As WisdomTree's largest individual stockholder, I have a great interest in the Company's success...

My hope and expectation is that the changes announced today will be the start of the process of improvement which we believe is needed."

- Mr. Tuckwell, Chairman of ETFS Capital (May 26, 2022)

Despite record AUM, key performance metrics such as revenue growth and operating margins have disappointed since our Cooperation Agreement in May 2022

	(Pre-Cooperation Agreement) 1Q2022	2Q2022	3Q2022	4Q2022	1Q2023	% change
AUM—end of period ($bn)	79.4	74.3	70.9	82.0	90.7	14.2%
Average advisory fee	0.40%	0.39%	0.38%	0.36%	0.36%	-10.0%
Operating revenues	78.4	77.3	72.4	73.3	82.0	4.6%
Operating income margin	22.6%	20.5%	20.5%	16.0%	20.2%	-10.6%
Adjusted operating income margin	25.7%	23.1%	20.5%	16.0%	21.4%	-16.7%

Source: WisdomTree IR Dropout, SEC Filings

WITH LAGGING OPERATING MARGINS DESPITE RECORD AUM





Reality

✘ Adjusted operating margin fell to the lowest point since 2018 in 4Q2022. Management is being disingenuous by highlighting quarterly improvement in 1Q2023.

✘ 1Q2023 adjusted operating margin contracted by 430bps since comparable period 1Q2022

✘ While AUM rose $11.3bn or 14.2% YoY, revenue rose a much slower 4.7% YoY, and operating income declined 6.3% YoY in 1Q2023

✘ Considering the dismal performance, and continued failure to translate AUM growth into revenue and profits, it is shocking that management appears content with its 1Q2023 performance.

Source: SEC Filings

WE BELIEVE GROWTH IN 'LOW-FEE' FIXED INCOME PRODUCT AND FAILURE TO MANAGE COMPENSATION COSTS ARE LARGELY RESPONSIBLE FOR WISDOMTREE'S INABILITY TO ACHIEVE OPERATING LEVERAGE



USFR - a low-fee Fixed Income ETF - accounted for 92% of total inflows in 2022 and 35% of YTD 2023 Inflows

WisdomTree's compensation and benefits expense increased 31% vs. 10% rise in revenue during 2018-2022

Total Inflows 2022



OTHERS 8%

USFR 92%

Revenue, Operating Income and Compensation and Benefits



Source: WisdomTree IR Dropout, SEC Filings

GIVEN WISDOMTREE'S LACKLUSTER OPERATING PERFORMANCE, WE ATTRIBUTE THE RECENT TSR IMPROVEMENT TO INVESTOR ANTICIPATION OF FURTHER STOCKHOLDER PRESSURE IN 2023



TSR: Adoption of Poison Pill in March 2023 to Announcement of Q12023 Earnings

March 17, 2023 – April 28, 2023



S&P 1500 Asset Management & Custody Banks	Russell 2000	Proxy Peers (Median)	Traditional Asset Management Peers (Median)	WisdomTree
4.2%	2.6%	5.8%	4.1%	11.0%

Source: Bloomberg. It was widely reported that WisdomTree adopted the poison pill in anticipation of a proxy contest by ETFS Capital.





AS REFLECTED IN THE POSITIVE 1-DAY MARKET REACTION TO ETFS CAPITAL'S NOMINATION IN 2023

1-day market reaction to ETFS Capital nomination
2.46%
-0.67%
-0.72%
-0.17%
-1.23%
S&P 1500 Asset Management & Custody Banks
Russell 2000
Proxy Peers (Median)
Traditional Asset Management Peers (Median)
WisdomTree

Source: Bloomberg. Data as of 12 April 2023

AND THE EFFECT **OF OUR CAMPAIGN IN 2022**



TSR from Sch. 13D Filing to Settlement
Jan. 24, 2022 – May 25, 2022



As a result of entering into a Cooperation Agreement with ETFS Capital and Lion Point Capital, the Company:

- Added two new independent directors to the Board

- Formed an Operations and Strategy Committee of the Board, with the goal of evaluating the Company's operations and corporate strategy.

- Started reporting monthly metrics

- Implemented governance enhancements, including termination of Stockholder Rights Plan and submission of board declassification for stockholder approval

Source: Bloomberg

AND MORE RECENTLY, ETFS CAPITAL'S CLOSING OF THE GOLD-PAYABLE DEAL POSITIVELY IMPACTED WISDOMTREE'S SHARE PRICE



ETFS Capital agreeing to cancel the Company's gold payment obligations at a $65 Million discount to the 2022 valuation is an accretive benefit for all WisdomTree stockholders



Close at $7.01

6.7% increase

Announcement of deal after market close (price at $6.57)

Source: Bloomberg



"By agreeing to resolve this obligation at a discount to the Company's own present value determination, ETFS Capital believes it will unlock immediate value for all WisdomTree stockholders.

We have once again demonstrated that we will put the best interests of our fellow stockholders ahead of our own private interests," said Mr. Tuckwell, Executive Chairman of ETFS Capital."

May 10, 2023

THE COMPANY'S HISTORY OF FINANCIAL AND TSR UNDERPERFORMANCE IS ONLY ECLIPSED BY ITS TRACK RECORD OF POOR CAPITAL ALLOCATION



> ## WisdomTree has made 5 small to medium size investments since 2016 and failed to create significant value from any of them

Years	Investment	Core to ETF Business	Amount Inv	Amount Lost/Impaired
2016-2020	Advisor Engine	Yes	$58.3m	$53.1m
2016-2019	Greenhaven	Yes	$11.8m	$10m
2017-2020	QuestTrade	Yes	$9.2m*	$0.6m**
2019 – Current	Securrency	No	$28.4m	$4.9m
2022 – Current	Fnality	No	$6.9m	-

* Includes $7.1m of operating costs

** $0.6m is the minimum loss if earnout is fully achieved

> ## Even when investing in areas where management have expertise, they have a track record of failure. Where does this leave investments outside of their expertise?

Source: SEC Filings

CASE STUDY 1: ADVISOR ENGINE



- In our view, WisdomTree misled stockholders from 2016-2019, highlighting Advisor Engine's 'strong' pipeline and 'new customer' wins before announcing an exit in 2020

- How did long-tenured directors, Mr. Salerno and Mr. Neuger, hold management accountable for promising growth just one year before exiting the Advisor Engine investment?

- Why did the Board allow management to continue investing in a business while it incurred impairment charges?

Year	Quote on earnings call	Invested	Impaired
2016	"We view Advisor Engine as a crucial component to strengthening our relationship with advisors and to become more than just a product provider" – Mr. Steinberg	$20m	
2017	"Our investment in Advisor Engine continues to show strong growth in progress since made an initial investment about 11 months ago now." – Mr. McAlpine	$27m	
2018	"We're beginning to realize the distribution synergies associated with our investment in Advisor Engine. In the past quarter alone, we established three new strategic relationships with Advisor Engine clients, where we have seen a significant increase and our assets at these firms." – Mr. McAlpine	$7m	$3.3m
2019	"In particular on Advisor Engine the business itself the pipeline there remains strong. They're currently onboarding some important new customers. We've had some joint wins that have been nice to see. But really Advisor Engine is part of our broader solutions program." – Mr. Lilien	$5m	$30.1m
2020	"We are currently pursuing an exit" – Mr. Muni		$19.7m
TOTAL		**$59m**	**$53.1m**

Total Loss to Stockholders: $53.1m (90% of investment)

Source: SEC Filings

CASE STUDY 2: SECURRENCY – **A QUESTIONABLE INVESTMENT**



What WisdomTree Promised

"...our investment in Securrency, positions WisdomTree to be a true leader in digital assets"

Mr. Steinberg, CEO, 4Q2019 Earnings Transcript

"Our prowess in product development, our strength in compliance now and also compliance where we're now integrating regtech like Securrency into our products very helpful. So, I mean, our disciplines and effective approach to marketing in our trusted brand. All of these should help drive success and position us well. And it's why we really see digital assets as just a natural extension of our core ETF franchise."

Mr. Steinberg, CEO 2Q2022 Earnings Transcript

What WisdomTree Delivered... More Impairments

According to 2022 10-K statement, WisdomTree valued its investments in Securrency at $28.5m including $14.5m in its convertible note, however ...

Less than three months later, in Q12023, WisdomTree recognized an impairment charge of $4.9m with respect to the Series A convertible preferred stock in Securrency – representing 58% of the total investment in Series A convertible



And the Future Could Be a Complete Loss

"We could lose our entire investments in companies including Securrency and Fnality if they are unable to raise capital, execute their respective business plans and successfully grow their businesses, which would have a material impact on our financial condition and results of operations."

2022 10-K

Source: SEC Filings

AGAINST A BACKDROP OF POOR EXECUTION AND STOCKHOLDER VALUE DESTRUCTION, MANAGEMENT HAS EMBARKED ON ITS BIGGEST WAGER IN AN AREA IT KNOWS NOTHING ABOUT: **WISDOMTREE (WT) PRIME**



Mr. Steinberg (3Q2022 Earnings Call) – "I believe that over the next five years we will be recognized as a DeFi business that has an ETF business"

Management want to achieve this through WT Prime, a mass market consumer app-based business.

Minimum attributes for mass market consumer business model such as WT Prime to be viable	Does WT Prime have these attributes?	Why not?
Incredibly strong consumer brand	No	WisdomTree brand is old and not associated with disruption or innovation WisdomTree brand has only serviced institutional/intermediary clients WisdomTree brand has never been sold directly to retail
Innovative products	No	Proposed offering is flawed and/or not broad enough Proven limited demand for gold tokenisation Tokenised treasury-products bring no material benefit to investors
Adequate marketing spend	No	Required marketing spend could easily run to hundreds of millions WisdomTree does not have cash reserves to service this level of spend
Deep understanding of the market	No	WisdomTree lack significant DeFi expertise WisdomTree's previous forays into Digital Assets have failed

We believe the Company wants to give up focusing on their core ETF business to chase a pipe dream they call WT Prime

IN ORDER TO BE A VIABLE, WT PRIME WILL HAVE TO COMPETE WITH COMPANIES WITH SIGNIFICANTLY MORE RESOURCES AND A MASSIVE HEAD START IN TERMS OF CUSTOMERS AND MARKETING SPEND



WT Prime Expected Competition

One App, Endless Possibilities

	Chime	Fidelity	PayPal/ Venmo	Revolut	Robinhood	Schwab	WisdomTree Prime
	Core Features						
Mobile App	✓	✓	✓	✓	✓	✓	✓
Blockchain Native	✗	✗	✗	✗	✗	✗	✓
Peer –to-Peer Payments	✓	✗	✓	✓	✗	✗	✓
Direct Indexing of Crypto	✗	✗	✗	✗	✗	✗	✓
Tokenized Assets & Exposures	✗	✗	✗	✗	✗	✗	✓
	Diversified Financial Services Offerings						
Hold Crypto	✗	✗	✓	✓	✓	✗	✓
Saving-Like-Features	✓	✓	⏱	✓	✓	✓	✓
Debit Cards	✓	✓	✓	✓	✓	✓	✓
Credit Cards	✓	✓	✓	✓	✗	✓	⏱
Private Assets	✗	✗	✗	✗	✗	✗	⏱
Lending Products	✗	✗	✓	✓	✗	✓	⏱
	DeFi Functionality						
Staking For Yield	✗	✗	✗	✗	✗	✗	⏱
Gateway to Other DeFi Apps	✗	✗	✗	✗	✗	✗	⏱

None available due to no full roll out.

What WT Prime Must Overcome to Succeed:

Robinhood

- 11.4m monthly active users
- $62bn assets under custody

Chime

- Approx 13m active customers
- In 2021, Chime was reportedly in talks to go public at a $35bn to $45bn valuation

Revolut

- 27m retail customers
- 2022 revenue of $1.1bn, up 30% over 2021

Source: WisdomTree 4Q2021 Presentation, https://www.revolut.com/en-GR/news/revolut_posts_over_100m_adjusted_ebitda_with_26_3m_profit_in_first_full_year_of_profitability/, Google search, Forbes articles, https://investors.robinhood.com/overview/default.aspx



WISDOMTREE TRACK HAS A CHECKERED RECORD FOR LAUNCHING WT PRIME



WisdomTree Plan

Setting the Table for 2022…
Continue Inflow Momentum
Monetize New Crypto Exposures
Beta Test Plan: WisdomTree Prime & Tokens
Broad Launch Plan: WisdomTree Prime & Tokens
• Planning 30 new global ETP launches
• Ramp up use of WisdomTree Managed Models
• Crypto ETP traction
• Unlock revenue from direct indexing of crypto
• Q2 2022
• National roll-out by year-end
• Expanded financial services
• Additional token creation
…and Beyond
Consistent & strong organic growth in ETPs & Models
Leverage WisdomTree to blockchain-based structural growth via WisdomTree Prime & proprietary token creation
Diversify, accelerate, and amplify WisdomTree's organic revenue growth
WisdomTree
WisdomTree – Q4/21 Results 15

Source: WisdomTree 4Q21 Presentation

Reality

"WisdomTree Prime is currently in beta testing and remains on track for a national rollout towards the end of Q1 next year. … digital assets will begin generating revenue in 2023 without a significant uptick in cost versus 2022 levels."– Mr. Steinberg, WisdomTree, 3Q2022 Earnings Call

"As we refine or launch plans, our goal now is to launch WisdomTree Prime in the App Stores in Q2 [2023]." – 4Q2022 Earnings Call

"Looking ahead, WisdomTree Prime is on track for a broader roll out in 2023 and currently has a waitlist of more than 6,500 people." – Year end Letter to Stockholders (21 Dec 2022)

Launch of WT Prime has been delayed by a year and management has not offered any milestones to measure success

ANALYSTS ARE SKEPTICAL OF **WT PRIME SUCCESS...**



Northcoast Research

*"We need to be convinced that WisdomTree Prime will actually go live on time and reach the level of success that management is anticipating. **Without any details of its testing in beta, we remain guarded on its potential for success.***

It's a crowded market with significant challenges garnering a profitable user base, in our opinion."

Feb 6, 2023

Northcoast Research

"WisdomTree Prime Will Have to Prove Us Wrong
While WisdomTree Prime's launch has been pushed back multiple quarters, we continue to take a show me approach and need to see success before we believe it. Until then, it remains a drag on operations.

We have our concerns as to WisdomTree Prime's launch date, expecting additional delays this year and question its ability to generate consistent profits over the next several years."

April 11, 2023

Morgan Stanley



*"New digital asset initiatives could create new revenue streams longer-term, but raise the near-term expense outlook and **less clear if WETF can be successful"***

March 12, 2023

POOR LEADERSHIP HAS ALSO BEEN EXEMPLIFIED IN THE RESTRICTION OF STOCKHOLDER RIGHTS TO WHICH STOCKHOLDER PRESSURE APPEARS TO HAVE BEEN THE ONLY BACKSTOP



Stockholder pressure appears to have been the only remedy to expand stockholder rights under an entrenched regime that has resisted change and accountability

- The classified Board structure has been one of the major devices used by the board to entrench directors and resist change
- It was only following engagement with ETFS Capital that the board agreed to remove this egregious provision and refresh its membership
- Additionally, restricting stockholders from calling special meetings and acting by written consent, combined with supermajority vote requirements, further reduces stockholders' ability to effect change when warranted

Problematic Board Features

Classified Board – *Phase out due to ETFS settlement, Board to be fully declassified starting at the 2024 Annual Meeting*

Current Limits on stockholder Rights
No Action by Written Consent
Stockholders Cannot Call Special Meetings
Board Authorized to Issue Blank-Check Preferred Stock
Stockholders Cannot Fill Vacancies on the Board

Source: SEC Filings

The CEO's Imperial Triumvirate On The Board



Jonathan Steinberg

CEO
Board Tenure: 34 Years



Win Neuger

Nominating and Governance Committee Chair
Board Tenure: 9.5 Years



Frank Salerno

Chairman of the Board
Compensation Committee Chairman
Board Tenure: 17.5 Years



Athony Bossone

Audit Committee Chairman
Board Tenure: 14 Years

CONTROL OF BOARD LEADERSHIP POSITIONS WITH LONG-TENURED DIRECTORS



Change has been resisted by recycling long-tenured non-diverse directors among key leadership positions

- WisdomTree has been able to create the illusion of refreshment and maintain the status quo by keeping new Board members out of key positions of leadership
- Board committee chairs have been reserved for long-tenured non-diverse members

	2012 – 2018	2019	2020 – 2022
CEO	*Johnathan Steinberg*	*Johnathan Steinberg*	*Johnathan Steinberg* **Board Tenure: 34 Years**
Board Chairman	*Michael Steinhardt**	*Michael Steinhardt** **Board Tenure: 14 Years**	*Frank Salerno* **Board Tenure: 17.5 Years**
Nominating and Governance Chairman	*Michael Steinhardt**	*Michael Steinhardt** **Board Tenure: 14 Years**	*Win Neuger* **Board Tenure: 9.5 Years**
Compensation Chairman	*Frank Salerno*	*Frank Salerno*	*Frank Salerno* **Board Tenure: 17.5 Years**
Audit Chairman	*Frank Salerno*	*Anthony Bossone*	*Anthony Bossone* **Board Tenure: 14 Years**

NO DIVERSITY
Despite 4 out of 9
Diverse Directors

*Michael Steinhardt resigned from the Board in October 2019

STOCKHOLDER INVOLVEMENT IS RESPONSIBLE **FOR BOARD DIVERSITY**



ETFS Capital has always sought a refreshed and diverse Board

2018 Stockholder Meeting: <u>Before</u> ETFS Capital


Johnathan Steinberg (CEO) 1988


Frank Salerno 2005 (Chairman)


Win Neuger 2013


Anthony Bossone 2009


Michael Steinhardt 2004


Bruce Lavine 2007


Steven Begleiter 2011


Brain T. Shea 2018

Board prior to the ETFS Capital ownership in WisdomTree

0% Female
0% Underrepresented Minority


NO DIVERSITY

2022 Stockholder Meeting: <u>After</u> ETFS Capital


Johnathan Steinberg (CEO) 1988


Frank Salerno 2005 (Chairman)


Win Neuger 2013


Anthony Bossone 2009


Susan Cosgrove 2019


Smita Conjeevaram 2021


Harold Singleton III 2022


Deborah A. Fuhr 2022


Lynn S. Blake 2022

WisdomTree Board after 2022 Cooperation Agreement1

44% Female
22% Underrepresented Minority

ETFS nominated directors

- Years cited are when directors joined the board
- The ETFS Acquisition occurred on April 11, 2018
- WisdomTree entered into a cooperation agreement with and ETFS Capital Limited and Lion Point Capital on May 25, 2022

WE BELIEVE THAT THE BOARD'S RESPONSE TO **REFRESHMENT DEMANDS HAS BEEN DISINGENUOUS**



- Two recently appointed female directors have left the Board within the last ten months.

  - **Ms. Cosgrove,** who joined the Board in April 2019, resigned in September 2022 after just over three years of service.

  - **Ms. Fuhr,** who joined the Board May 2022 as part of the cooperation agreement with ETF, was not renominated by the Board April 2023 after less than 1 year of service.

- Both served on the Nominating Governance Committee and both were highly qualified and capable directors.

- The Board provided little to no explanation regarding either's departure and the Company issued only the following responses:

  September 21, 2022: "The appointment follows the resignation of Susan Cosgrove, who served on the Board since 2019 and as a member of the Audit Committee and Nominating and Governance Committee."[1]

  April 19, 2023: "[t]he Board of Directors determined, upon the recommendation of the Nominating and Governance Committee, that Ms. Fuhr not be included in the Board's slate of nominees for the Annual Meeting."[2]

- We believe stockholders should question the Board's poor track record and lackluster support of highly qualified female directors and whether there has been a deliberate effort to stifle such voices.

Source: WisdomTree Press Release, SEC Filings

Talent loss under suspicious circumstances



Susan Cosgrove

*2019 – Resigned
September 2022*



Deborah A. Fuhr

*2022 – Not Nominated
by the Board 2023*

Incumbent Leadership at the Helm



Frank Salerno

*Board Chairman
Board Tenure: 17.5 Years*



Win Neuger

*Nominating Governance Chair
Board Tenure: 9.5 Years*

THIS DISINGENUOUS APPROACH HAS LED TO AN UNPRECEDENTED VIOLATION OF GOOD FAITH COOPERATION





Deborah Fuhr

Ms. Fuhr has not been re-nominated by WisdomTree in its slate of 2023 nominees – an egregious violation of the spirit of the 2022 Cooperation Agreement

- Having only served less then 1 year, Ms. Fuhr did not have a reasonable chance to establish herself on the board.

- The Company has provided NO substantive rationale for this baffling decision, instead merely stating:

> *"[t]he Board of Directors determined, upon the recommendation of the Nominating and Governance Committee, that Ms. Fuhr not be included in the Board's slate of nominees for the Annual Meeting."*

Ms. Fuhr's 11-month Tenure on WisdomTree's Board

May 25, 2022	**March 17, 2023**	**April 12, 2023**	**April 19, 2023**
Company entered into Cooperation Agreement with ETFS Capital and Lion Point Capital agreeing to appoint Ms. Deborah Fuhr (along with Ms. Lynn Blake) to the Board, and to serve on the Nominating and Operations and Strategy Committees, among other items	Following the breakdown of continued discussions between the Company and ETFS Capital, and the subsequent adoption of a stockholder rights plan, the standstill provisions under the Cooperation Agreement expired	ETFS Capital delivered a nomination letter (the "2023 Nomination Notice") identifying three nominees to stand for election at the 2023 annual meeting	In Company 2023 preliminary Proxy Statement, Ms. Fuhr not included in the Board's slate of nominees at the Annual Meeting

Source: Company 2023 Proxy Statement



AND THE BOARD'S REPLACEMENT CANDIDATE IS LARGELY UNDERQUALIFIED

etfs CAPITAL

To us, Ms. Naidoo is a baffling choice as a WisdomTree nominee as she has NO relevant ETF experience, NO relevant financial services/asset management experience, and NO relevant prior public board service

- Ms. Naidoo's experience is primarily in cybersecurity and IT, an expertise typically covered by the Chief Information Security Officer (CISO).
  - She has zero ETF or related industry experience and we question the Board's rationale for adding her as the newest director candidate.
- Notwithstanding her lack of relevant experience, of further concern is Ms. Naidoo's track record as the CISO of Starwood Hotels.
  - In 2018, during Ms. Naidoo's time as CISO of Starwood Hotels, Marriott International, the parent company of Starwood, reported that "there had been unauthorized access to the Starwood network since 2014." This impacted over **500m guest records, leading to a $24m fine** by UK Information Commissioner's Office, as well as numerous class action lawsuits.[1]
- Ms. Naidoo has no real public board experience. Her only stated public company board experience is serving as a director of StoneBridge Acquisition Corporation, a SPAC with no business operations.

Skills and Experience Comparison	**Shamla Naidoo (Replacement Candidate)**	**Deborah Fuhr**
ETF	✗	✓
Financial Services/Asset Management	✗	✓
Relevant Public Board Experience	✗	✓
Corporate Governance	✗	✓
Relevant Executive/Leadership Experience	✗	✓
Background Free of Prior Controversies	✗	✓

Source: https://news.marriott.com/news/2018/11/30/marriott-announces-starwood-guest-reservation-database-security-incident. See Marriott International's FY2020 10-K filing for more details.

THE COMPENSATION COMMITTEE **HAS BEEN A PRIMARY ENABLER**



> We believe the incumbent-controlled Compensation Committee has not only failed to align pay with performance, but has promoted management's lack of accountability by driving excessive compensation growth amid extensive stockholder value destruction

- The Compensation Committee has been dominated by incumbents despite meaningful director turnover on the Board prompted by stockholders

- The result has been a lack of management accountability and an incentive structure that has historically rewarded failure

- With only one non-incumbent allowed to join the Committee, change and accountability have been effectively blocked

- It is clear to us that the Compensation Committee should be overhauled immediately so that fresh perspectives from qualified directors with a genuine interest in accountability and oversight, can flourish

2018 – 2022 Pay and Performance Alignment	
5-Year Growth in Share Price	-51.7%
5-Year Growth in CEO Pay	+177.7%
5-Year Growth in Other NEO Pay[1]	+182.3%



Johnathan Steinberg
CEO/Founder
35 Years

WisdomTree's Compensation Committee			
Composition	**Incumbents**		**ETFS Nominee**
Member	**Frank Salerno**	**Anthony Bossone**	**Win Neuger**	**Lynn Blake**
Role	Chair	Member	Member	Member
Committee Tenure	+10 Years	5.5 Years	8 Years	1 Year
Board Tenure	17.5 Years	14 Years	9.5 Years	1 Year

1. Estimated as aggregate compensation growth for reported NEOs other than the CEO with total compensation reported for 2018 and 2022 (R. Jarrett Lilien and Peter M. Ziemba)

Source: SEC Filings, ETFS Capital Analysis

PAY HAS BEEN GROSSLY MISALIGNED WITH PERFORMANCE



> Over the last five years, Mr. Steinberg has received over $20m in compensation during which time he has destroyed over $920m in stockholder value

- We believe the mark of a good CEO is the amount of value he/she has created for stockholders over time

- Accordingly, well-designed compensation plans align significant pay increases with such sustained value creation

- We believe the mark of a poorly designed pay plan is one that rewards a CEO for consistent underperformance and/or value destruction

- Over the past five years, Mr. Steinberg has failed to create value for stockholders; the total stockholder value destroyed has been $921m

- Despite such value destruction, reported pay overall for the period has increased by a compound annual growth rate of 22.7%, totaling over $20m for the five-year period

CEO Value Creation/Destruction vs Cumulative Pay

Millions

Market Value / **Cumulative Pay**

$20.7

-$920.8

2018 · 2019 · 2020 · 2021 · 2022

Source: SEC Filings, ETFS Capital Analysis, Bloomberg



AND THE CEO HAS BEEN WORKING TO SECURE HIS FUTURE AT THE EXPENSE OF STOCKHOLDERS

Instead of working constructively with stockholders, we believe Mr. Steinberg took steps to ensure that if his seat was challenged and lost, his windfall would be guaranteed

- Recently, the Board expanded the change of control provisions that trigger severance to include a loss of board majority over a 24-month period
- The change to the 2022 Equity Plan occurred in February 2023 after the consummation of the 2022 Cooperation Agreement
- Instead of engaging with stockholders who sought necessary changes in strategy and board refreshment, CEO Steinberg conspired with his entrenched Board Chairman and Chair of the Compensation Committee to ensure a profitable exit



Johnathan Steinberg
Potential Payout:
~$9m*



Frank Salerno
Board Chairman And Chair of the Compensation Committee

Previous Definition of Change in Control:

"Change of Control shall mean (i) the acquisition by any "person"… other than a stockholder of the Company that…is the beneficial owner…of 15% or more of the outstanding voting securities of the Company, of more than 50% of the combined voting power…of the Company; (ii) the sale by the Company…or (iii) any occurrence of a Sale Event within the meaning of WTI's 2016 Equity Plan.

Amendment:

…On February 23, 2023, the Committee approved an amendment (the "Amendment") to the executive employment agreements…for each of Jonathan Steinberg, our Chief Executive Officer, R. Jarrett Lilien, our President and Chief Operating Officer, Peter M. Ziemba, our Chief Administrative Officer, and Marci Frankenthaler, our Chief Legal Officer…

- to expand the definition of a "change of control" as currently defined in the Executive Employment Agreements to include a "Change in Control Event" within the meaning of the WisdomTree Investments, Inc. 2022 Equity Plan.

New Definition:

"Change in Control Event" means, within any period of 24 consecutive months, persons who were members of the Board immediately prior to such 24-month period, together with persons who were first elected as directors (other than as a result of any settlement of a proxy or consent solicitation contest or any action taken to avoid such a contest) during such 24-month period by or upon the recommendation of persons who were members of the Board immediately prior to such 24-month period and who constituted a majority of the Board at the time of such election, cease to constitute a majority of the Board.

Source: SEC Filings
*ETFS Capital Estimate

EVEN LEADERSHIP LACKS CONFIDENCE IN ITS ABILITY TO CREATE STOCKHOLDER VALUE AS BOTH THE CEO AND CHAIRMAN HAVE BEEN NET SELLERS OF WISDOMTREE STOCK



Since 2012, Mr. Steinberg and Mr. Salerno have been net sellers of shares – how confident are they in the Company's prospects and their leadership ability to generate stockholder value?

- In our view, the CEO and Chairman have been poor leadership examples for the Board and for stockholders
- We believe they convey a lack of confidence in the Company's growth prospects and/or Management's ability to create stockholder value
- Stockholders prefer leadership that is willing to bet on themselves



Jonathan Steinberg

CEO



Frank Salerno

Chairman of the Board
Compensation Committee Chairman

Last 10-years of Share Purchase by CEO and Current Chair	
Total CEO Purchases	$ 8.9 M
Total Sales	− $ 94.2 M
Net Purchases (Sales)	− $ 85.4 M
Total Chairman Purchases	$ 0.0 M
Total Sales	− $ 11.2 M
Net Purchases (Sales)	− $ 11.2 M

Total CEO and Chairman Purchases	$ 8.9 M
Total CEO and Chairman Sales	− $ 105.4 M
Net CEO and Chairman Purchases (Sales)	− $ 96.5 M

Source: SEC Filings, ETFS Capital Analysis, SecForm4.com, Board Directors Should Be Paid Only in Equity (hbr.org)

THE MANAGEMENT-PROPOSED BOARD LACKS CRITICAL SKILLS



WisdomTree continues to promote underqualified directors.

Current Board Members	Tenure (Years)	Prior Board Experience	Prior ETF Issuer Experience	Financial Services/ Capital Markets	No Prior Controversies or Conflicts	Non-Entrenched (<10 Years Tenure)	Stockholder Nominated
Jonathan Steinberg (CEO)	35	✗	✓	✗	✗	– –	✗
Frank Salerno (Chairman)	17	✓	✗	✓	✗	✗	✗
Win Neuger	10	✗	✗	✓	✗	✗	✗
Lynn S. Blake	1	✗	✗	✓	✓	✓	✓
Daniela Mielke	1	✓	✗	✓	✓	✓	✗
Shamla Naidoo	New	✗	✗	✗	✗	✓	✗
Anthony Bossone	14	✗	✗	✓	✓	✗	✗
Smita Conjeevaram	2	✓	✗	✓	✓	✓	✗
Harold Singleton III	1	✗	✗	✓	✓	✓	✗
Director Not Renominated							
Deborah A. Fuhr	1	✓	✓	✓	✓	✓	✓

■ **Opposed nominees**

Source: ETFS Capital Analysis

- Prior ETF Issuer experience requires the person to have been a senior executive or Board member at an ETF Issuer

- We believe the over-tenured incumbents along with the newly proposed nominee are among the least qualified to serve WisdomTree's stockholders

- Management failed to renominate a highly qualified settlement director in Ms. Fuhr



THE INCUMBENT SLATE SHOULD BE REJECTED

etfs CAPITAL

The incumbent slate will not deliver the necessary change for WisdomTree stockholders.



Frank Salerno

- Board Chair
- Compensation Committee Chair
- Board tenure: 17.5 years

Presided Over $1bn in WisdomTree stockholder Value Destruction	✗
Failed to Conduct Adequate Management Oversight and Ensure CEO Accountability	✗
Approved Excessive Compensation for CEO	✗
Over-tenured: Served >10 years on WisdomTree's Board	✗
Net Seller of WisdomTree Stock Since 2012	✗



Win Neuger

- Nominating and Governance Committee Chair
- Board tenure: 9.5 years

Presided Over $1bn in WisdomTree stockholder Value Destruction	✗
Failed to Nominate a Settlement Candidate and Replaced with an Underqualified Nominee	✗
Failed to Declassify Board w/o stockholder Pressure from ETFS	✗
Failed to Implement Board Diversity prior to ETFS Investment	✗
Prior Controversies: AIG Collapse	✗



Shamla Naidoo

- New Nominee
- Replaces ETF industry expert – Ms. Fuhr

ETF Industry Experience	✗
Prior Public Board Experience	✗
Financial Services/Asset Management Experience	✗
Corporate Governance	✗
Prior Controversies: Starwood/Mariott Hotels Data Breach	✗

THE CHOICE **IS OBVIOUS**



The ETFS Capital slate will deliver a new sense of accountability to a board run by incumbents who have failed in their management oversight duties and lack the requisite leadership skills to foster good governance

Incumbents			Competing Directors	ETFS Capital Nominees		
Frank Salerno	Win Neuger	Shamla Naidoo		Bruce Aust	Tonia Pankopf	Graham Tuckwell
✗	✗	✗	Prior Industry Experience and Track Record of Success	✓	✓	✓
✗	✗	✗	No Prior Ties with Other Directors or Controversies	✓	✓	✓
✗	✗	✗	Capable of Restoring Management Accountability	✓	✓	✓
✗	✗	✗	Committed to stockholder Rights and Advocacy	✓	✓	✓

IF ELECTED, OUR NOMINEES WILL FOCUS ON OPERATIONAL EFFICIENCIES, ALIGN EXECUTIVE COMPENSATION WITH PERFORMANCE, **AND EVALUATE STRATEGIC RATIONALE FOR WT PRIME INVESTMENT**



- **We believe the Board should be refreshed to bring independent directors with ETF experience.**

- **The Board and management should focus on the core business (across the US and Europe) in our view**

    o Focus on achieving operating leverage by cutting costs

    o Align compensation with proper and correct metrics

    o Regain market share through good product development

    o Hold management accountable through proper metrics

- **Proper reporting to measure the real performance and regain stockholder confidence**

    o Stop focusing on AUM and Flows, and focus on what drives the health of the business and stockholder value – *revenue and margins*

- **WisdomTree Prime**

    o The focus should be on the core business especially given the sector tailwinds rather than re-defining the business

    o The Board should conduct a thorough strategic review of WT Prime

OUR NOMINEES CAN DELIVER CHANGE: **BRUCE AUST**





- Mr. Aust retired from Nasdaq Inc. in October 2019 after 21 years. Before becoming Vice Chairman of Nasdaq, Mr. Aust served as Executive Vice President from 2003 to 2014. In this position, he led Nasdaq's new listings, capital market business, global business development, and C-suite relationship management. He also served as President of the Nasdaq Entrepreneurial Center, a non-profit that engages emerging entrepreneurs. Mr. Aust was Vice Chairman from 2015 to 2019. He began working at Nasdaq in 1998 in sales and relationship management for Listing Services. He was later promoted to Vice President Western Region, where he maintained oversight of all listed companies and IPOs in the Western Region.

- Mr. Aust has served as Chairman at AEGIS Swap Execution Facility since 2021. AEGIS SEF allows the trading of commodity swaps and options electronically to manage commercial price risks in a transparent, efficient, and compliant marketplace. He is also a Board Member and Audit Committee member for Anthemis Digital Acquisitions, which acquires companies cultivating change in the financial system. He is a Strategic Advisor for Anthemis Group, a global platform cultivating change in the financial system.

- Since March 2020, Mr. Aust has served as a Strategic Advisor for both 150BOND, a C-level branding, consulting, and networking company, and Bumped, a brokerage technology company. He is also on the Advisory Board of Ridgeway Partners, a search firm.

 





OUR NOMINEES CAN DELIVER CHANGE: TONIA PANKOPF





- Ms. Pankopf brings 28 years of investment experience in researching and valuing equity and debt corporate securities and managing capital market transactions for domestic and international public and private companies.

- She has held Vice President and Senior Equity Analyst positions at Goldman Sachs and Co and Merrill Lynch and Co. Further, Ms. Pankopf's experience includes hedge fund portfolio management at P.A.W. Capital Partners and Palladio Capital Management generating significant returns based on fundamental business, financial, accounting and valuation analyses.

- In recent years as managing partner of Pareto Advisors, Ms. Pankopf has provided capital investment, financial and strategic advisory services to CEOs and entrepreneurs.

- Ms. Pankopf has 20 years of public board experience having served on the Board of Landec Corporation (2012 – 2022) in addition to the investment fund boards of 180 Degree Capital (2020 –2023), Oxford Square Capital Corp (2003 –2017)and the University System of Maryland Foundation.

- Ms. Pankopf is a Governance Fellow and has been a member of the National Association of Corporate Directors. Ms. Pankopf holds a Master of Science from the London School of Economics.






OUR NOMINEES CAN DELIVER CHANGE: GRAHAM TUCKWELL





- Founder and Chairman of ETFS Capital Limited (2018 - present).

- Executive Chairman of ETF Securities Australia Limited (2019 – 2022). Under Mr. Tuckwell's guidance, Assets under Management increased by 470%.

- Founder and CEO of ETF Securities Limited (2004-2018). He was responsible for funding, trading and expanding oil securities from a national platform into a global provider of exchange-traded products managing $32bn of AUM within a decade. Mr. Tuckwell sold the European and US businesses in 2018 but retained the Australian business.

- Founded Gold Bullion Securities, the world's first commodity listing on a stock exchange, in 2003.

- Prior to working in the ETF industry, Mr. Tuckwell worked in corporate advisory and investment banking for 20 years in Australia and London. He founded and headed Investor Resources Limited, a boutique which provided financial, technical and strategic advice to the resources industry. Furthermore, He was the Head of Mining, Asia Pacific at Solomon Brothers, as well as executive director of Normandy Mining. He also worked as an investment advisor to Credit Suisse First Boston and Schroders. Before then, he worked as an economist in the Department of Prime Minister and Cabinet in Canberra. He holds a Bachelor of Economics (Honours) degree and a Bachelor of Laws degree from the Australian National University.










FAILURE TO BENEFIT FROM INDUSTRY TAILWINDS AND LACK OF PRODUCT INNOVATION

HIGHLIGHTS



01. WisdomTree has failed to capitalize on positive industry tailwinds

02. WisdomTree's inflows have significantly lagged growth in the ETF industry

03. WisdomTree has failed to develop new products resulting in high degree of volatility in inflows, which largely were triggered by external events such as monetary policy changes

04. Lack of focus on core business has resulted in stockholder value destruction, and failure to achieve operating leverage and improved profitability

05. The Board has failed to hold Management accountable for poor capital allocation decisions and a lack of focus Lack on core business

06. WisdomTree has refused to engage with established experts with exceptional track record

WISDOMTREE IS THE ONLY PURE-PLAY ETF COMPANY IN AN INDUSTRY WITH STRONG TAILWINDS







Source: ETFGI

A rising tide should lift all boats, yet WisdomTree has been left behind

... PRIMARILY ON ACCOUNT OF MASSIVE INFLOWS INTO EXCHANGE TRADED PRODUCTS FROM TRADITIONAL MUTUAL FUNDS



Share of $28 trillion of global mutual fund and ETF AUM



Active mutual funds

ETFs and passive mutual funds

Source: EPFR, Goldman Sachs Investment Research Division, Cormac Conners, as of 10/29/21.
Past performance is not indicative of future returns.

INTERESTINGLY, JONATHAN STEINBERG, CEO, RIGHTLY PREDICTED THE INDUSTRY GROWTH



Had WisdomTree simply kept pace with the growth of the ETF market, its AUM should be $171bn against the $91bn currently

- Jonathan Steinberg (4Q2014 Earnings Call) – "I expect the ETF industry to average at least $250bn to $300bn of inflows annually over the next 10 years. That translates into $2.5tr to $3tr in inflows over that timeframe. It is easy to imagine that in 10 years the U.S. ETF market having $5 trillion to $6 trillion in assets."

- Jonathan Steinberg (4Q2014 Earnings Call) – "It is against this backdrop that we are reaffirming our longer term goal of a $100bn in AUM, as well as our 3% to 5% market stock of inflow target."

- Jonathan Steinberg (4Q2018 Earnings Call) – "WisdomTree is an important proxy for the ETF industry."

	2024 Prediction	**2022 Actual**
ETF Market	$5-6tr	$9.5tr
WETF AUM	$100bn	91bn
Market Share	c. 1.8%	0.9%

Source: ETFGI, WisdomTree IR Dropout







WisdomTree has failed to benefit from strong industry tailwinds resulting in sub-par AUM growth

Source: WisdomTree IR Dropout, ETFGI

WISDOMTREE'S LOSS OF MARKET SHARE IS REFLECTED IN DETERIORATING ISSUER RANKINGS



US ISSUER RANKING BY AUM

WisdomTree falls out of the top 10

Rank	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
1st	iShares	iShares	iShares	iShares	iShares	iShares	iShares	iShares	iShares	iShares
2nd	State Street	State Street	Vanguard	Vanguard	Vanguard	Vanguard	Vanguard	Vanguard	Vanguard	Vanguard
3rd	Vanguard	Vanguard	State Street	State Street	State Street	State Street	State Street	State Street	State Street	State Street
4th	Invesco	Invesco	Invesco	Invesco	Invesco	Invesco	Invesco	Invesco	Invesco	Invesco
5th	WisdomTree	WisdomTree	WisdomTree	Schwab	Schwab	Schwab	Schwab	Schwab	Schwab	Schwab
6th	ProShares	First Trust	First Trust	First Trust	First Trust	First Trust	First Trust	First Trust	First Trust	First Trust
7th	VanEck	Schwab	Schwab	WisdomTree	WisdomTree	WisdomTree	VanEck	JP Morgan	JP Morgan	JP Morgan
8th	First Trust	ProShares	ProShares	VanEck	VanEck	VanEck	WisdomTree	VanEck	ProShares	Dimensional
9th	Dimensional	Dimensional	Dimensional	ProShares	Dimensional	ProShares	JP Morgan	ProShares	VanEck	ProShares
10th	Schwab	VanEck	DWS Xtrackers	Dimensional	ProShares	Dimensional	ProShares	WisdomTree	Dimensional	WisdomTree

- In our view, the sign of a strong ETF Issuer is one that consistently launches $150m+ AUM products proving (i) client acceptance; and (ii) financial viability of that product
- Within the last 5 years, the Top 10 US ETF Issuers (other than WT) have achieved a hit ratio of **53%** of products launched exceeding $150m AUM
- WisdomTree's success rate over the same period is just **19%**
- Having only launched 4 out of the 414 ETFs that have exceeded $150m in the last 5 years, one has to question how WisdomTree can expect to remain a Top 10 (or even Top 20) issuer in the future
- WisdomTree fell outside the top 10 in 2021 to number 11 in the rankings

Source: WisdomTree IR Dropout, ETFS Analysis, Bloomberg



… AND SIGNIFICANTLY HIGHER ORGANIC GROWTH

- WisdomTree defines 'Organic Growth', as the annual net inflows divided by the opening AUM

- WisdomTree is the only peer to suffer negative Organic Growth

- WisdomTree had the lowest Organic Growth among peers for four consecutive years until 2022

- The 2022 outperformance was driven by one fund – USFR (accounted for 92% of inflows)

- In comparison, Global X with a heavily equity focused portfolio, managed to maintain positive organic growth even in the 2022 bear market

Organic Growth (YoY)

	2018	2019	2020	2021	2022
Global X	20%	33%	54%	102%	9%
VanEck	12%	2%	12%	15%	2%
ProShares	7%	13%	34%	23%	21%
WisdomTree	-11%	-2%	-3%	13%	30%

Source: WisdomTree IR Dropout, ETFS Analysis, Bloomberg

IN COMPARISON, WISDOMTREE'S COMPETITORS HAVE **CONSISTENTLY ACHIEVED ROBUST INFLOWS**





VanEck US Flows

$m

Year	Value
2018	4,195
2019	828
2020	5,074
2021	7,880
2022	1,183

ProShares US Flows

Year	Value
2018	1,977
2019	3,618
2020	11,572
2021	10,834
2022	14,926

Global X US Flows

Year	Value
2018	1,738
2019	2,657
2020	6,581
2021	21,191
2022	3,781

Wisdom Tree US Flows ($m)

Year	Value
2018	(5,169)
2019	(654)
2020	(1,253)
2021	4,950
2022	14,572

Source: WisdomTree IR Dropout, ETFS Analysis, Bloomberg

- WisdomTree is the only one of its peers to suffer negative outflows in any one individual year since 2018.

- In fact WisdomTree's US business suffered negative flows in 3 of the five years since 2018.

- 2022 accounted for 40% of WisdomTree's aggregate inflows over the last decade (117% since 2018), however only into a very low management fee product.

- Flows into USFR in 2022, represented 91% of all flows over the past five years, suggesting WisdomTree has generally failed to build products that garner investor attention.

WISDOMTREE'S INABILITY TO KEEP ABREAST OF MARKET GROWTH IS LARGELY DUE TO A **FAILED PRODUCT DEVELOPMENT STRATEGY**



- In our view, a strong ETF Issuer is one that consistently launches $150m+ AUM products proving (i) client acceptance; and (ii) financial viability of that product

- Within the last 5 years, the Top 10 US ETF Issuers (ex. WisdomTree) have achieved a hit ratio of 53% of products launched exceeding $150m AUM

- WisdomTree's success rate over the same period is just 19%

- Having only launched 4 out of the 414 ETFs that have exceeded $150m in the last 5 years, one has to question how WisdomTree can expect to remain a Top 10 (or even Top 20) issuer in the future

- WisdomTree's failed product development strategy is clearly visible from the following:

  o High reliance on single product – USFR (17% of total AUM)

  o 77% of products have less than $100m in AUM

  o 51% of products have than $10m in AUM

384	USFR	Top 10	295 (77%)	195 (51%)
No. of Products	accounted for **17% of total AUM**	Products accounted for **53% of total AUM**	Products with **$100m or less in AUM**	Products with **$10m or less in AUM**

Source: WisdomTree IR Dropout, ETFS Capital Analysis



... RESULTING IN A PORTFOLIO WHERE INFLOWS BECOME CONCENTRATED IN 1-2 PRODUCTS INSTEAD OF WELL DIVERSIFIED PRODUCT MIX

2013 Flows Concentration

HEDJ & DXJ
72%

2014 Flows Concentration

HEDJ & DXJ
93%

2015 Flows Concentration

HEDJ and DXJ
99%

2022 Flows Concentration

USFR
92%

- WisdomTree has experienced AUM and Inflows concentration driven by macro conditions before with DXJ and HEDJ (2013 to 2014)

- After reaching a peak AUM of approx. $40bn, both DXJ and HEDJ witnessed massive outflows that exceeded $29bn from 2016 to 2023

- WisdomTree failed to plan for the potential outflows from DXJ and HEDJ resulting in depressed revenue and profitability

- Once again, WisdomTree is dependent on inflows to a single product, USFR, which accounted for 92% of all inflows in 2022 and 16% of total AUM by itself.

- WisdomTree's management is ill prepared to cope with the reversal, as reflected by the following statement by Mr Lilien, President and CEO, (2Q2022 Earnings Call) – "Our AUM has never been so well diversified, and product performance and positioning has yielded breadth and depth of flows across our entire global product suite."

- How can management and the Board not see a similar risk as a result of USFR's huge inflow concentration?

Source: WisdomTree IR Dropout, ETFS Capital Analysis

.... LEADING TO INCREASED **PORTFOLIO VOLATILITY**



HEDJ

- Launched in January 2009
- Did not generate meaningful AUM until 2013
- Inflows peaked 2015
- Cumulative outflows since 2016: $16.8bn
- AUM is down 94% from 2015 peak



DJX

- Launched in June 2006
- Did not generate meaningful AUM until 2013
- Inflows peaked in 2015
- Cumulative outflows since 2016: $12.6bn
- AUM is down 90% from 2015 peak



Mr. Steinberg, CEO, (4Q2018 Earnings Call) – ".. they [HEDJ and DXJ] were parabolic up, they were extraordinarily painful on the way down"

Source: WisdomTree IR Dropout, ETFS Capital Analysis



Impact of DXJ and HEDJ on Revenue and Operating Income Volatility

■ Operating income   ■— Total revenues

$m

- 350
- 299 — Revenue declined 24%
- 300
- 250 — 228
- 219
- 184
- 200
- 149
- 150 — 137
- 100 — Operating Income declined 64%
- 74
- 56
- 52 — 50 — 49
- 0

| 2013 | 2014 | 2015 | 2016 | 2017 |

DXJ and HEDJ AUM peaked in 2015



WE BELIEVE USFR IS LIKELY TO MEET THE SAME FATE AS INTEREST RATES ARE UNLIKELY TO REMAIN AT ELEVATED LEVELS INDEFINITELY

The Fed is forecasting for rates to peak at the end of 2024 and fall consistently through 2025 and 2026. Will investors still park cash in USFR if rate expectations fall? Can USFR really support the long term growth of WisdomTree?





Source: WisdomTree IR Dropout, ETFS Capital Analysis

WISDOMTREE'S LACK OF PRODUCT INNOVATION CAN BE PARTIALLY ATTRIBUTED TO ITS RELUCTANCE TO **WORK WITH INDUSTRY EXPERTS AND PIONEERS**



Background

- WisdomTree's crypto offering was their first venture into the crypto/DEFI space

- WisdomTree had an early mover advantage over 3 of its competitors but is now last out of all of them

- Management recognizes the importance of first mover advantage – "the importance of being first to market and establishing ticker awareness, particularly for beta exposures" – Mr Muni, Former CFO, 1Q2019 Earnings Call

21Shares

- Soon after selling ETF Securities, ETFS Capital invested in 21Shares, a specialist crypto ETF issuer

- In 2018, ETFS Capital introduced the founders of 21Shares to Mr. Steinberg, before either companies had launched their products

- WisdomTree wasn't receptive to the feedback and didn't want to work with 21Shares



WisdomTree's reluctance to work with 21Shares resulted in massive underperformance. Despite being a new entrant, 21Shares received $1.4bn of inflows – 7x that of WisdomTree's products.

Source: WisdomTree IR Dropout, ETFS Capital Analysis, Bloomberg

... AND MANAGEMENT'S OVERESTIMATION OF ITS OWN ABILITIES

- WisdomTree continues to make sweeping positive statements about how its capabilities, which we believe are unfounded

- For instance, Mr. Lilien, President and COO stated (4Q2021 Earnings Call) – "*On product we remain committed to being an industry leader and on the cutting edge of providing products and solutions. In 2022 we plan to launch as many as 30 new exchange traded products globally including our recently announced family of artificial intelligence funds.*"

- Competitors first launched AI products in 2016 whereas WisdomTree launched its first artificial intelligence ETF in the US, WTAI, in 2019 - three years later
- If WTAI was a superior product, then it would have gained significant assets.
- Four years since its launch, WTAI has generated only $1m in AUM. Competitors have gathered cumulative inflows of over $4.5bn.


AI Products Cumulative Flows ($m)
Cumulative Flows $'m
6,000
5,000
4,000
3,000
2,000
1,000
0
4,522
1
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Competitors
WisdomTree

Source: WisdomTree IR Dropout, ETFS Capital Analysis, Bloomberg



FAILED CAPITAL ALLOCATION STRATEGY

HIGHLIGHTS



01. We believe there is a lack of focus on the core business

02. By investing outside of its core expertise, management has made VC type investments in start-ups and embarked on highly ambitious WT Prime, which is unlikely to garner meaningful traction given significantly larger and well-funded competitors.

03. WisdomTree has a history destroying stockholder value through the pursuit of new ventures
- Since 2016 of $72m invested, more than $63m has written off in sectors in which management has expertise
- Since 2019, $21m has been invested in businesses outside of the core WisdomTree business
- 3 failed investments – AdvisorEngine, Greenhaven, Questrade - in the last 5 years

Source: SEC Filings, ETFS Capital Analysis

CURRENT VC-TYPE INVESTMENTS OUTSIDE CORE EXPERTISE



- WisdomTree made three investments directly related to their core business. All 3 of these investments failed.

- WisdomTree is now investing in businesses outside of their core expertise.

- How can stockholders be confident in their execution given the Board and Management's track record?

Year	Investment	Core	Impairments?	Created Significant Value?
2016	Advisor Engine	Yes	Yes	No
2016	Greenhaven	Yes	Yes	No
2017	QuestTrade	Yes	No	No
2019	Securrency	No	Yes	No
2021	OnRamp	No	No	No
2022	Fnality	No	No	No

Source: SEC Filings, ETFS Capital Analysis

WRITTEN OFF INVESTMENTS



	Period	Written off?	Amount Invested	% Written Off	WisdomTree Promises	Outcome
Advisor Engine	2016-2020	Yes	$58m	84%	"AdvisorEngine will be an important component of our efforts to grow ETF market stock and five months into the relationship we are increasing confident in the investments we have made, and the platform being built." – 1Q2017 Earnings Call	Failed
QuestTrade	2017-2020	Yes	$2.1m	See slide 81	"In Canada, we are generating excellent organic growth and establishing ourselves in a market we believe is poised for continued growth." – 2Q2018 Earnings Call	Failed
Greenhaven	2016-2019	Yes	$11.8m	84%		Failed

WisdomTree has a history of making promises about business ventures which end up destroying stockholder value.

CASE STUDY 1: ADVISOR ENGINE



- WisdomTree appears to have misled stockholders from 2016-2019, highlighting Advisor Engine's 'strong' pipeline and 'new customer' wins before announcing an exit in 2020

- How did long-tenured directors, Mr. Salerno and Mr. Neuger, hold management accountable for promising growth just one year before exiting the Advisor Engine investment?

- Why did the Board allow management to continue investing in a business while it incurred impairment charges?

Year	Quote on earnings call	Invested	Impaired
2016	"We view AdvisorEngine as a crucial component to strengthening our relationship with advisors and to become more than just a product provider" – Mr. Steinberg	$20m	
2017	"Our investment in Advisor Engine continues to show strong growth in progress since made an initial investment about 11 months ago now." – Mr. McAlpine	$27m	
2018	"We're beginning to realize the distribution synergies associated with our investment in AdvisorEngine. In the past quarter alone, we established three new strategic relationships with AdvisorEngine clients, where we have seen a significant increase and our assets at these firms." – Mr. McAlpine	$7m	$3.3m
2019	"In particular on AdvisorEngine the business itself the pipeline there remains strong. They're currently onboarding some important new customers. We've had some joint wins that have been nice to see. But really AdvisorEngine is part of our broader solutions program." – Mr. Lilien	$5m	$30.1m
2020	"We are currently pursuing an exit" – Mr. Muni		$19.7m
TOTAL		**$59m**	**$53.1m**

Total Loss to Stockholders: $53.1m (90% of investment)

Source: SEC Filings

CASE STUDY 2: QUESTRADE (CANADIAN BUSINESS)



- WisdomTree bought Questrade, a Canadian ETF issuer, $2.1m with $77.4m AUM in 2017

- WisdomTree successfully increased the AUM by over 10x to $777m by 2020

- Questrade incurred cumulative losses of $7.1m from 2018-2020

- In 2020, WisdomTree sold Questrade for a total potential consideration of $8.34m, comprising of:
  - $2.74m up-front cash (received)
  - Short-Term Earnout of $2.4m (received)
  - Longer-term earnout potential of max $3.2m

	Year	Value	AUM
Purchase	2017	$2.1m	$77.4m
Operating Loss	2018-2020	7.1m	
Total Cost of Ownernship		$9.4m	
Sale Consideration (max payout)	2020	$8.34m	$777m
Expected Loss*		$0.9m - $4.3m	

*Based on $5.14m received to date.

- Why did WisdomTree spent the time and resources to invest in Questrade for four years, grew the assets by 10x, and then sell it at a loss?

- How did the Board evaluate the sale consideration and management's rationale for investing and later divesting the business?

- We believe Board's lack of ETF and industry experience prevents it from asking the right questions and hold management accountable for bad decisions.



WT PRIME IS UNLIKELY TO CREATE VALUE

HIGHLIGHTS



01.	After over a year of delays WT Prime is very basic and still in beta testing with limited access to products despite claims that it will be ready to launch.
02.	WT Prime does not fit WisdomTree's business model and the company has failed to articulate a clear rational behind the investment.
03.	WisdomTree lacks relevant expertise from the top down which presents a security risk when WT is finally launched. WisdomTree's Digital asset team clearly lacks relevant experience.
04.	In order to be a viable, WT PRIME will have to compete with companies with significantly more resources and a Massive head start in terms of customers and marketing spend.
05.	WT Prime roll-out has been disappointing with no transparency on milestones that investors can use to assess success
06.	It is highly unlikely that WT Prime can be successful. Any chance of success would require investment way in excess of WisdomTree's current market cap

WISDOMTREE (WT) PRIME







WISDOMTREE PRIME™
Introducing WisdomTree Prime.
The new digital wallet, built on blockchain, that lets you **spend**, **save**, **transfer**, **send**, and **invest** digital assets like bitcoin, U.S. dollar tokens, Gold tokens, and more.
$59,000.00
Do more with *one* digital wallet.
Save
Spend
Invest
Pay back your Buddy
Buy a Latte
Send Dollar or Gold tokens to your Mom and Dad
The images portrayed and related information are for illustrative purposes, as the WisdomTree Prime mobile phone application (the "App"), capabilities, products, digital assets, digital wallet and other services are currently under development and expected to change prior to release. Please see https://www.wisdomtreeprime.com/disclosures for additional information

WISDOMTREE PRIME™
Neobank-like Financial Services + DeFi Benefits
WisdomTree Prime is a digital asset wallet that will serve as a new direct-to-client channel for WisdomTree
Customers can Spend, Save & Invest
Financial services delivered to customers more efficiently and with better outcomes
Easy-to-use mobile app built to harness the power of DeFi
Diversifies Revenue and Accelerates Organic Growth
Transaction Linked Revenue
Net Interest Income
Direct Indexing of Crypto
Asset Fees on Some Tokens
Core ETF/ETP Asset Based Fee Revenue
WISDOMTREE
WisdomTree – Q4/21 Results 13

Source: 4Q2021 Earnings Call



PRIME OVERVIEW

- WT Prime claims that blockchain native financial services app with the following functionality:
  - Digital wallet built on blockchain technology to trade and store digital assets and funds
  - A set of curated/limited digital assets and funds will be available and including;
  - Blockchain enabled funds covering fixed income and equities
  - Tokenised USD and Gold and other traditional assets
  - Limited set of crypto currencies
  - In app peer to peer transfers
  - Debit card spending
  - Access to curated/limited blockchain enabled funds issued by WisdomTree
- WT Prime is currently in Beta testing
- 6,500 users are signed up to use the app when its released
- To date, WisdomTree has spent $30m on WT Prime



DIFFERENT PARTS OF PRIME

Peer 2 Peer Payments
Blockchain-enabled funds
Tokenised Traditional Assets
Curated Crypto-Currencies
Spending Functionality

WT Prime is very basic and still in beta testing with limited access to products

WHY DOESN'T WT PRIME **FIT WITH WISDOMTREE?**



01.	WisdomTree runs a B2B model in its core ETF business, and has spent years building its expertise and distribution network.
02.	WT Prime is a B2C business which is not WisdomTree's expertise and has no existing consumer userbase or distribution network
03.	WT Prime is OUTSIDE of WisdomTree's core business and core business model
04.	WisdomTree has a history of failure in financial platforms with Advisor Engine. Advisor Engine ended in failure with 84% of the investment written off.
05.	Management even claimed in 4Q2021 Earnings Call that their "great suite of crypto ETPs in the European market with a lot of momentum" [Will Peck, Head of Digital Assets] would have Prime 'playing into this' momentum. WisdomTree's suite was the worst performing crypto product suite in the market.
06.	In 3Q2022 Earnings Call, Mr. Lilien said that "I think it's very important to distinguish between Bitcoin and blockchain-enabled finance. and a lot of people confuse the two. For us, crypto is interesting, but it's really only a use case for what can be done on the blockchain." WT is disassociating their lackluster crypto ETP performance with their WT Prime offering contradicting what Will Peck said in 4Q2021.
07.	There is no momentum in Crypto ETPs and WisdomTree is last when measured against competitors. In any event WT Prime is a US based app and completely disconnected from Europe which is the only geography that WisdomTree has any crypto products. Whatever momentum there is, is in completely the wrong channel and geography.

WISDOMTREE CLEARLY LACKS KEY ELEMENTS TO SUCCESSFULLY LAUNCH AND GROWTH WT PRIME



Mr. Steinberg (3Q2022 Earnings Call) – "I believe that over the next five years we will be recognized as a DeFi business that has an ETF business"

Management want to achieve this through WT Prime, a mass market consumer app-based business.

Minimum attributes for mass market consumer business model such as WT Prime to be viable	Does WT Prime have these attributes?	Why not?
Incredibly Strong Consumer Brand	No	WisdomTree brand is old and not associated with disruption or innovation WisdomTree brand has only serviced institutional/intermediary clients WisdomTree brand has never been sold directly to retail
Innovative Products	No	Proposed offering is flawed and/or not broad enough Proven limited demand for gold tokenisation Tokenised treasury-products bring no material benefit to investors
Adequate marketing spend	No	Required marketing spend could easily run to hundreds of millions WisdomTree does not have cash reserves to service this level of spend
Deep understanding of the market	No	WisdomTree lack significant DeFi expertise WisdomTree's previous forays into Digital Assets have failed

How can the Board let the future of the company rest on something outside of management's core expertise?

OUR CONCERN #1: IN ORDER TO BE A VIABLE, WT PRIME WILL HAVE TO COMPETE WITH COMPANIES WITH SIGNIFICANTLY MORE RESOURCES AND A MASSIVE HEAD START IN TERMS OF CUSTOMERS AND MARKETING SPEND



WT Prime Expected Competition

One App, Endless Possibilities

	Chime	Fidelity	PayPal/ Venmo	Revolut	Robinhood	Schwab	WisdomTree Prime
	Core Features						
Mobile App	✓	✓	✓	✓	✓	✓	✓
Blockchain Native	✗	✗	✗	✗	✗	✗	✓
Peer –to-Peer Payments	✓	✗	✓	✓	✗	✗	✓
Direct Indexing of Crypto	✗	✗	✗	✗	✗	✗	✓
Tokenized Assets & Exposures	✗	✗	✗	✗	✗	✗	✓
	Diversified Financial Services Offerings						
Hold Crypto	✗	✗	✓	✓	✓	✗	✓
Saving-Like-Features	✓	✓	🕒	✓	✓	✓	✓
Debit Cards	✓	✓	✓	✓	✓	✓	✓
Credit Cards	✓	✓	✓	✓	✗	✓	🕒
Private Assets	✗	✗	✗	✗	✗	✗	🕒
Lending Products	✗	✗	✓	✓	✗	✓	🕒
	DeFi Functionality						
Staking For Yield	✗	✗	✗	✗	✗	✗	🕒
Gateway to Other DeFi Apps	✗	✗	✗	✗	✗	✗	🕒

None available due to no full roll out.

What WT Prime Must Overcome to Succeed:

Robinhood

- 11.4m monthly active users
- $62bn assets under custody

Chime

- Approx 13m active customers
- In 2021, Chime was reportedly in talks to go public at a $35bn to $45bn valuation

Revolut

- 27m retail customers
- 2022 revenue of $1.1bn, up 30% over 2021

Source: WisdomTree 4Q2021 Presentation, https://www.revolut.com/en-GR/news/revolut_posts_over_100m_adjusted_ebitda_with_26_3m_profit_in_first_full_year_of_profitability/, Google search, Forbes articles, https://investors.robinhood.com/overview/default.aspx

OUR CONCERN #2: WISDOMTREE FAILED TO ARTICULATE THE BUSINESS RATIONALE FOR WT PRIME



Michael J. Cyprys (Morgan Stanley, 4Q2021 earnings call):

"Maybe just circling back to WisdomTree Prime, I was hoping you could elaborate a bit more on the economics, how that will work. I think you've mentioned that you'd expect some digital asset revenues by the end of 2022. Maybe you could just elaborate a bit on what the composition you'd expect that to look like more near-term, whereas I understand maybe more medium to longer term there could be other additive revenue pools over time. "

Answer – "Jonathan L. Steinberg: Will, why don't you start?" **[CEO did not answer]**

Answer – "William Peck: Yeah, absolutely. I think it's a lot like what we had on the slide earlier. I'm forgetting which page it was, but some of the **same types of fees that a lot of fintech apps are able to earn,** so that could be like net interest income, for example, various types of transaction fees like with the debit card interchange fee, for example, as well as asset-based fee for blockchain-enabled funds where you might charge a management fee. So, we think those are all on the page and **we're going to learn a lot with the beta test and be able to provide more guidance on that in the future."**

Keith Housum (Northcoast Research, 4Q2021 earnings call):

"As you kind of think about the investing here, because again it's a significant investment here, I'm sure you guys have already made in 2022. Is there a payback period where you guys see where you can perhaps be profitable in this unit? Are you two or three years away from that, you think?"

Answer – "Jonathan L. Steinberg: I think that's a little early for us to give guidance on. We'll see how quickly it ramps. But we are expecting. We're building this with an eye towards very strong economics and relative – strong economics relative to our ETP business."

OUR CONCERN #3: WISDOMTREE LACKS RELEVANT EXPERTISE AND EXPERIENCE



Michael J. Cyprys (Morgan Stanley, 4Q2021 earnings call):

"And just maybe another follow-up there on the WisdomTree Prime and more broadly on the digital asset strategy. Can you just talk a little bit about the team that you have built out behind the digital asset strategy, how large is the team and maybe talk a little bit about the head count ambitions that you have looking out over the next year or two for that team and maybe talk a little bit about where you're recruiting this expert talent from as well? Thank you."

Answer – "Jonathan L. Steinberg: Very exciting question for us. Will, why don't you start?" **[CEO did not answer]**

Answer – "William Peck: Yeah. I'm not sure we're giving like specific guidance on like number of people. I think we made an announcement earlier this year when a gentleman by the name of John Davidson joined the team as a **Global Head of Financial Crimes** that we're in the range of 15. That number is higher than it now, but not double that it, for example. This isn't going to be like a huge mass of hundreds of people. We've got a great brand. A lot of people in the financial services would like to work with us, and we found that our story is resonating very well with technical and other talent in the market today."

LACK OF RELATED **EXPERTISE AND EXPERIENCE**



- This is a big leap into a new business model (B2C) and sector (Digital Assets) where the existing business doesn't have advantages and there are no internal expertise.

- WisdomTree has failed to recognize their shortcomings and haven't hired anyone with distinct digital asset experience.

- The Board, CEO and senior Management have no crypto or digital asset experience so cannot provide sufficient oversight as to whether the digital assets team are performing as expected/reported.

- **How can the Board exercise oversight when they don't have the required expertise?**

	Crypto Experience?	Digital Asset Experience?
Board	No	No
CEO	No	No
Management	No	No
Head of Digital	No	No

Source: LinkedIn, ETFS Capital

WT PRIME SENIOR MANAGEMENT DOESN'T HAVE **THE EXPERIENCE REQUIRED**



> ## How has the Board approved and supported this initiative when there is no expertise across the business?

- None of the senior digital assets team members have prior digital asset experience.

- Even if the junior members were to have digital asset experience, how can senior members judge decisions or recommendations when they don't have the expertise?

- Senior Management has failed to put in place a team with the expertise and experience needed. Instead, they have has opted to repurpose internal longstanding employees with no prior digital asset experience.

Role	Years at WisdomTree	Previous "non-digital-role" at WisdomTree?	Previous digital assets specific employer?	Any publicly disclosed digital asset experience?
Head of Digital Assets	9	Yes	No	No
Head of Product, Digital Assets	6	Yes	No	No
Chief Legal Officer and Head of Business	10	Yes	No	No
Global Head of Financial Crimes	1	No	No	No

Source: LinkedIn, ETFS Capital

WISDOMTREE'S DIGITAL ASSET TEAM CLEARLY LACKS RELEVANT EXPERIENCE





William Peck · 2nd
Head of Digital Assets at WisdomTree



Experience

WisdomTree Asset Management
8 yrs 9 mos

- **Head of Digital Assets**
  Oct 2021 - Present · 1 yr 7 mos

- **Head of Strategy and Emerging Technologies**
  Aug 2014 - Oct 2021 · 7 yrs 3 mos

Investment Banking
Bank of America Merrill Lynch
Jul 2012 - Aug 2014 · 2 yrs 2 mos
Greater New York City Area

Financial Institutions Group



John Davidson
Global Head of Financial Crimes and Compliance, WisdomTree Digital Assets

Experience

Global Head of Financial Crimes and Compliance
WisdomTree Digital Assets
Nov 2021 - Present · 1 yr 6 mos

Founder and Principal
AML Pro LLC
Feb 2021 - Nov 2021 · 10 mos

Managing Director, Global Financial Crimes
Morgan Stanley · Full-time
Oct 2020 - Feb 2021 · 5 mos

E*TRADE
13 yrs 5 mos

- **Managing Director and Global Head of Financial Crimes**
  Oct 2007 - Feb 2021 · 13 yrs 5 mos

- **SVP and Global Head of Anti-Money Laundering**
  Oct 2007 - Oct 2020 · 13 yrs 1 mo

Senior Counsel
US Securities and Exchange Commission
2004 - 2007 · 3 yrs



Ryan Louvar · 2nd
Chief Legal Officer and Head of Business and Legal Affairs, Digital Assets



Experience

WisdomTree Asset Management
10 yrs 1 mo

- **Chief Legal Officer and Head of Business and Legal Affairs, Digital Assets**
  Full-time
  Oct 2021 - Present · 1 yr 7 mos

- **General Counsel**
  Apr 2013 - Oct 2021 · 8 yrs 7 mos
  New York, NY

Vice President and Senior Managing Counsel
State Street
Jan 2005 - Apr 2013 · 8 yrs 4 mos
Greater Boston Area

Counsel
BISYS Fund Services (now Citigroup)
Jul 2000 - Dec 2004 · 4 yrs 6 mos

Associate
Hill, Farrer & Burrill LLP
1999 - 2000 · 1 yr

Source: LinkedIn

OUR CONCERN #4: HIGH SECURITY RISK



Keith Housum (Northcoast Research, 4Q2021 earnings call):

"...As I think about the areas that the Prime will be involved in, it seems like the security risk is just massive. And the amount of spending in your guidance, though you did increase what you're seeing in the current year, it seems like that amount needs to be a lot higher. I mean, are you guys have partners that have a lot of security settings already in place or what's the underlying technology here that gets us comfortable that a lot more money won't be required to invest in this than what you guys are kind of disclosing here?"

Answer – "Jonathan L. Steinberg: Will, I think you should start and touch on Securrency as well." **[CEO did not answer]**

Answer – "William Peck: Yeah. Absolutely. We're very confident with the guidance we gave. We do not feel like we're going to spend more than that on security, and really that's from some of the great partners that we're working with. Obviously, Securrency is one of those, although not the only partner that's going to allow us to really focus on security here. And from the start, security remains a primary focus for us and we think we've covered that well between the partners that we have and the spending guide that we've given."

OUR CONCERN #5: NO COHESIVE DISTRIBUTION STRATEGY



Michelle Foley (Morgan Stanley, 1Q2023 earnings call):

"My question is about the distribution of WisdomTree Prime. How have you been trying to sell this to clients? Like, what's the approach here and what actions are you taking?"

Answer – "Jonathan L. Steinberg: Will, again, do you want to start?" **[CEO did not answer]**

Answer – "Will Peck: So, as we've said in the past – excuse, me we're focused on lean marketing. So, that's really digital channels, finding out what's working and then continuing to press the advantage where we find it. Two areas where we're finding kind of initial early interest that we've spoken about before. What is around gold? I mean, there's actually an article in the Journal recently about a bunch of crypto investors now Googling how to buy gold. I mean, that's perfect for us, and it's where we're actually seeing a lot of initial success in our marketing.

And the second is around cash management yields, right? ...A digital fund for floating rate notes has a great yield right now, kind of having a good user experience, kind of being able to connect them more closer to payments. I mean, that's a killer product feature, and it's something we're definitely going to be marketing on.

So, getting to those self-directed retail investors, kind of with those two messages as well as some others, are some areas we're going to start right now. But as I said, lean marketing. So, if we find something else working, we're going to go there as well.

And I guess the second part of that question is, outside of WisdomTree Prime, there's a lot of opportunities as well. So, those might not be as kind of clear-cut or well baked, but I think we're seeing every day that tokenization is an increasing topic amongst financial services firms. We just joined the Avalanche testnet Spruce with some other big names in terms of testing out some different ideas there.

So, in terms of the platform that we've created, of which WisdomTree Prime is one component of, there's lots of opportunities for distribution of tokenized assets and digital funds that we've built. And we're looking forward to pursuing those more in the future as well."

... AND WT PRIME WILL LIKELY REQUIRE A MINIMUM MARKETING SPEND OF SEVERAL HUNDRED MILLION DOLLARS WHICH IT DOESN'T HAVE



Average no. of users of new entrants:	**6 million**
Median Customer Acquisition Cost (CAC)*	**$79**
Estimated Marketing Spend WisdomTree Needs	**$474 million**

- Amongst the peer group that WT has stated to be future competitors for Prime; the three newest entrants (Revolut, Robinhood and Chime) have an average number of users of 6m

- Customer Acquisition Cost for Robinhood is 2022 was $79 per user

- The likely marketing costs of WT Prime could therefore easily reach or exceed 50% of WisdomTree's market cap

- If Prime has any real value or prospects then outside money should be willing to fund it and given the size of the investment required maybe it is the best option. Carve out Prime and CEO should convert his WisdomTree shares into this new business

WisdomTree lacks the resources to effectively compete with its self-identified competitors for WT Prime

Source: https://s28.q4cdn.com/948876185/files/doc_financials/2022/ar/robinhood_ar_web-ready.pdf , ETFS Capital analysis

REVOLUT **COMPARISON**



- On the 4Q2022 Earnings Call, Mr. Peck said they aspire to be like Revolut – "Aspirationally, I'd highlight someone like Revolut as a competitor here."

- That statement is worrying given Revolut have:

  - An extremely well established retail user base

  - Deep domain expertise as a B2C provider

  - Already launched functionality such as staking which is only in the roadmap for Prime

  - An extremely well capitalized business

  - Spent c. $1.5bn to get to where they are today

- Revolut appears to be years ahead of WisdomTree and have a far superior offering to WT Prime with one of the strongest retail brands in finance

- How can WisdomTree possibly catch up with Revolut or achieve even a remotely similar scale without spending a disproportionate amount of money and reinvents its brand?

	Raised/Spent	Users	Investable Crypto Assets	Crypto Launch on platform
WT Prime	c. $30m	8,500	10-20	2022
Revolut	c. $1.7bn	25m	100+	2017

Source: ETFS Capital

THERE ARE TRADITIONAL FINANCE PLAYERS WHO SERVICE BASIC CRYPTO INVESTORS



Prime doesn't have enough to lure retail investors away from their incumbent platforms

- Traditional Finance Players and Specialist Crypto Providers have already saturated the market.

- Traditional Finance Players already offer cryptocurrencies to retail investors who want exposure.

  - It should be noted that these retail investors are already users of the traditional player's platforms so it becomes seamless for these retail investors to access the cryptocurrencies via their existing platform

- Why would users switch to WT Prime for a limited set of digital assets without getting access to traditional assets such as ETFs, single stock etc.?

  - It should be noted that there will be access to some traditional assets such as Gold, Treasuries and potentially main benchmark equities but the access is still limited when compared to the traditional players' offering.

- But what about investors who want deeper exposure to digital assets?

Traditional Finance Competitors				
	Investment Offering			Neo Bank / Card
	ETFs	Stocks	Crypto	
Stash	✓	✓	✓	✓
Robinhood	✓	✓	✓	✓
Fidelity	✓	✓	✓	✓
Interactive Brokers	✓	✓	✓	✗
WealthFront	✓	✗	✓	✓
TD Ameritrade	✓	✓	✗	✗
Betterment	✓	✗	✗	✓
WisdomTree Prime	✗	✗	✓	✓

✓ *Exposure through third-party products*

Source: ETFS Capital

ANALYSTS ARE SKEPTICAL OF **WISDOMTREE PRIME SUCCESS...**



Northcoast Research

*"We need to be convinced that WisdomTree Prime will actually go live on time and reach the level of success that management is anticipating. **Without any details of its testing in beta, we remain guarded on its potential for success.**
It's a crowded market with significant challenges garnering a profitable user base, in our opinion."*

Feb 6, 2023



Northcoast Research

"WisdomTree Prime Will Have to Prove Us Wrong
While WisdomTree Prime's launch has been pushed back multiple quarters, we continue to take a show me approach and need to see success before we believe it. Until then, it remains a drag on operations.
We have our concerns as to WisdomTree Prime's launch date, expecting additional delays this year and question its ability to generate consistent profits over the next several years."

April 11, 2023



Morgan Stanley

*"New digital asset initiatives could create new revenue streams longer-term, but raise the near-term expense outlook and **less clear if WETF can be successful"***

March 12, 2023

- UBS (October 22 Research) – The "strategic shift constrains our enthusiasm"

- UBS (October 22 Research) – There are "challenges WisdomTree faces with its strategic shift to WT Prime."

- Morgan Stanley (October 22 Research) – it is "less clear if WisdomTree can be successful."

WT PRIME ROLL-OUT HAS BEEN DISAPPOINTING WITH NO TRANSPARENCY ON MILESTONES THAT INVESTORS CAN USE TO ASSESS SUCCESS



- Will Peck, Head of Digital Assets (4Q2022 Earnings Call) – "So we're not disclosing any KPIs or metrics today on that, but it's certainly [indiscernible] confident we can adjust the marketing spend we have today and the product build that we've got right now." All stockholders know is how many users are signed up for beta testing.

- Beta testing started at the beginning of 2022, so why has Management not shared any KPIs, with stockholders?

- The only milestones set were timing for (i) the rollout, and (ii) the start of beta testing

- Jarret Lilien (3Q2022 Earnings Call) – "This is a huge opportunity, and one that is completely on track."

  - This statement was made on October 27, 2022 and indicated that WisdomTree was completely on track for a national roll out in 4Q2022. This roll-out did not happen. Instead, a "broad" roll-out for 1Q2023 was planned according to Will Peck. This has since been delayed until 2Q2023 according to the CEO's letter dated February 3, 2023.

	Proposed	Current Status
Beta Testing Launch	1Q2022	2Q2022 – NO DATA
National Roll-out	4Q2022	MISSED
"Broad" Roll-out	1Q2023	MISSED
Revenue generation	2023	Unknown

Source: ETFS Capital

WT PRIME **CONCLUSION**



WT Prime is unlikely to generate meaningful value even in the unlikely event that it does succeed

- Is WT Prime going to be successful?

  - ○ It is highly unlikely that WT Prime can be successful. To give it any chance of success would require investment way in excess of WisdomTree's current market cap

- The current business generates $300m of revenue. Given Mr. Steinberg's below comment, tremendous value would presumably be at least this amount of revenue

- How many millions of users would required to generate this level of revenue?

- We view the likelihood that this venture generates profits over the long term to support the wider WisdomTree business to be very unlikely.

- Mr. Steinberg (3Q2021 Earnings Call) – "I believe that over the next five years we will be recognized as a DeFi business that has an ETF business"



POOR GOVERNANCE TRACK RECORD

HIGHLIGHTS



01. WisdomTree has a long history of poor governance and weak oversight.

02. A legacy of diminished stockholder rights to avoid accountability and preserve the status quo. True refreshment has been resisted by recycling long-tenured non-diverse directors among key leadership positions.

03. Stockholder pressure has been the only remedy to expand stockholder rights under an entrenched regime that has resisted change and accountability.

04. Violations of good faith cooperation through adoption of poison pill when faced with a proxy contest.

05. Failure to renominate a settlement candidate and replaced an ETF expert with someone with no ETF or relevant experience.

06. Declining ownership interest and stock sales instead of purchases by top leadership demonstrates a lack of faith in their own ability to execute a successful business strategy to generate value.

HISTORY OF **POOR GOVERNANCE**



WisdomTree has a long history of poor governance and weak oversight. stockholders should consider the following board actions when determining if change is warranted:

- Failing to re-nominate a settlement director without explanation and selecting a replacement nominee that appears grossly underqualified and inexperienced, and lacks the cache to challenge Management

- Failure to engage with stockholders and negotiate in good faith

- The repeated use of stockholder repressive and entrenching tactics during engagement with shareholders – i.e., the repeated deployment of poison pills, modifications of golden parachute provisions, disparagement of ETFS, etc. - instead of focusing on ideas to enhance the business

- An apparent historic reluctance to board refreshment and diversity
  - Board did not have representation by women and underrepresented minorities prior to ETFS' investment and subsequent pressure for board refreshment

- The entrenchment of long-tenured incumbent directors in Committee Chairman positions

- The unexplained departure of two short-tenured female directors

- A legacy of stockholder unfriendly practices and poor oversight with change only occurring due to ETFS' urging

- Questionable ties and backgrounds of incumbent directors

- The CEO and Chairman are net sellers of company stock



Frank Salerno

Board Chairman and Compensation Committee Chair



Win Neuger

Nominating and Governance Committee Chair



POOR LEADERSHIP HAS ALSO BEEN EXEMPLIFIED IN THE RESTRICTION OF STOCKHOLDER RIGHTS TO WHICH STOCKHOLDER PRESSURE APPEARS TO HAVE BEEN THE ONLY BACKSTOP

Stockholder pressure appears to have been the only remedy to expand stockholder rights under an entrenched regime that has resisted change and accountability

- The classified Board structure has been one of the major devices used by the board to entrench directors and resist change
- It was only following engagement with ETFS Capital that the board agreed to remove this egregious provision and refresh its membership
- Additionally, restricting stockholders from calling special meetings and acting by written consent, combined with supermajority vote requirements, further reduces stockholders' ability to effect change when warranted



Problematic Board Features
Classified Board – *Phase out due to ETFS settlement, Board to be fully declassified starting at the 2024 Annual Meeting*

Current Limits on stockholder Rights
No Action by Written Consent
Stockholders Cannot Call Special Meetings
Board Authorized to Issue Blank-Check Preferred Stock
Stockholders Cannot Fill Vacancies on the Board

Source: SEC Filings



The CEO's Imperial Triumvirate On The Board

Jonathan Steinberg

CEO
Board Tenure: 34 Years

Win Neuger

Nominating and Governance Committee Chair
Board Tenure: 9.5 Years



Frank Salerno

Chairman of the Board
Compensation Committee Chairman
Board Tenure: 17.5 Years



Athony Bossone

Audit Committee Chairman
Board Tenure: 14 Years

STOCKHOLDER INVOLVEMENT RESPONSIBLE **FOR RECENT BOARD CHANGES**



ETFS Capital has always sought a refreshed and diverse Board

2018 Stockholder Meeting


Johnathan Steinberg (CEO) 1988


Frank Salerno 2005 (Chairman)


Win Neuger 2013


Anthony Bossone 2009


Michael Steinhardt 2004


Bruce Lavine 2007


Steven Begleiter 2011


Brain T. Shea 2018

Board prior to the ETFS Capital ownership in WisdomTree

0% Female
0% Underrepresented Minority



NO DIVERSITY

2022 Stockholder Meeting


Johnathan Steinberg (CEO) 1988


Frank Salerno 2005 (Chairman)


Win Neuger 2013


Anthony Bossone 2009


Susan Cosgrove 2019


Smita Conjeevaram 2021


Harold Singleton III 2022


Deborah A. Fuhr 2022


Lynn S. Blake 2022

WisdomTree Board after 2022 Cooperation Agreement

44% Female
22% Underrepresented Minority

ETFS nominated directors

- Years cited are when directors joined the board
- The ETFS Acquisition occurred on April 11, 2018
- WisdomTree entered into a cooperation agreement with and ETFS Capital Limited and Lion Point Capital on May 25, 2022

CONTROL OF BOARD LEADERSHIP POSITIONS WITH **LONG-TENURED DIRECTORS**



Change has been resisted by recycling long-tenured non-diverse directors among key leadership positions

- WisdomTree has been able to create the allusion of refreshment and maintain the status quo by keeping new Board members out of key positions of leadership
- Board committee chairs have been reserved for long-tenured non-diverse members

	2012 – 2018	**2019**	**2020 – 2022**
CEO	Johnathan Steinberg	Johnathan Steinberg	Johnathan Steinberg Board Tenure: *34 Years*
Board Chairman	Michael Steinhardt*	Michael Steinhardt* Board Tenure: *14 Years*	Frank Salerno Board Tenure: *17.5 Years*
Nominating and Governance Chairman	Michael Steinhardt*	Michael Steinhardt* Board Tenure: *14 Years*	Win Neuger Board Tenure: *9.5 Years*
Compensation Chairman	Frank Salerno	Frank Salerno	Frank Salerno Board Tenure: *17.5 Years*
Audit Chairman	Frank Salerno	Anthony Bossone	Anthony Bossone Board Tenure: *14 Years*

NO DIVERSITY Despite 4 out of 9 Diverse Directors

*Michael Steinhardt resigned from the Board in October 2019

ADOPTION OF POISON PILL WHEN FACED WITH A PROXY CONTEST



Not renominating a settlement candidate should come as no surprise to stockholders given the company's track record in negotiations

Actions During Settlement Negotiations	In the Best Interest of stockholders?	Has WisdomTree done this?
Disparaged Stockholders Working Constructively for Change	No	YES
Deployed a Poison Pill	No	YES (2x)
Modified Change-in-Control Provisions to Maximize Golden Parachute Payments	No	YES (2x)

2022 Campaign

March 10, 2022	**ETFS Capital and Lion Point Capital disclose that they intended to attempt to work constructively with the Company** to arrive at a solution that puts the Company in the best position to unlock value
March 13, 2022	The **Board adopted a limited duration stockholder rights plan**
May 5, 2022	Board begins a campaign **to impugn the reputation of Graham Tuckwell calling into question his 'qualifications and lack of fitness** to serve on the Board despite having ETF success
May 27, 2022	In the backdrop of the 2022 campaign, Company introduces an **expanded definition of Change in Control** in the 2022 Equity Plan **to include loss of incumbent board majority over a 24-month period**

2023 Campaign

Feb. 28, 2023	Company announces in 10-K an **amendment to executive employment agreements** to expand the definition of a change in control event to include **loss of incumbent board majority over a 24-month period**
March 10, 2023	Messrs. James and Singleton had a discussion whereby Mr. James informed Mr. Singleton that **ETFS Capital was interested in reaching a settlement that would benefit all stockholders**
March 17, 2023	The standstill provisions of the 2022 Cooperation Agreement expired and Company announces **adoption of another limited duration stockholder rights plan**
April 12, 2023	Company makes disparaging comments about **Graham Tuckwell** in its mischaracterization of events and **accused him of having a 'personal agenda'**
April 19, 2023	Company files preliminary proxy and discloses that director **Deborah Fuhr will not be nominated for reelection despite being appointed due to the 2022 Cooperation Agreement**

Source: SEC Filings, Company Press Releases, ETFS Capital



THE EFFORTS TO UNDERMINE **STOCKHOLDER-INDUCED BOARD CHANGES**

- Two recently appointed female directors have left the Board within the last ten months.
  - **Susan Cosgrove,** who joined the Board in April 2019, resigned in September 2022 after just over three years of service.
  - **Deborah A. Fuhr,** who joined the Board May 2022 as part of the cooperation agreement with ETF, was not renominated by the Board April 2023 after less than 1 year of service.
- Both served on the Nominating Governance Committee and both were highly qualified and capable directors.
- The Board provided little to no explanation regarding either's departure and the Company issued only the following responses:

  - **September 21, 2022:** "The appointment follows the resignation of Susan Cosgrove, who served on the Board since 2019 and as a member of the Audit Committee and Nominating and Governance Committee."[1]

  - **April 19, 2023:** "[t]he Board of Directors determined, upon the recommendation of the Nominating and Governance Committee, that Ms. Fuhr not be included in the Board's slate of nominees for the Annual Meeting."[2]

- We believe stockholders should question the Board's poor track record and lackluster support of highly qualified female directors and whether there has been a deliberate effort to stifle such voices.

Talent loss under suspicious circumstances



Susan Cosgrove

2019 – Resigned September 2022



Deborah A. Fuhr

2022 – Not Nominated by the Board 2023

Incumbent Leadership at the Helm



Frank Salerno

Board Chairman
Board Tenure: 17.5 Years



Win Neuger

Nominating Governance Chair
Board Tenure: 9.5 Years

Source: SEC Filings

VIOLATIONS OF GOOD FAITH COOPERATION





Deborah Fuhr

Ms. Fuhr has not been re-nominated by WisdomTree in its slate of 2023 nominees – an egregious violation of the spirit of the 2022 Cooperation Agreement

- Having only served less then 1 year, Ms. Fuhr did not have a reasonable chance to establish herself on the board.
- The Company has provided NO substantive rationale for this baffling decision, instead merely stating:
- *"[t]he Board of Directors determined, upon the recommendation of the Nominating and Governance Committee, that Ms. Fuhr not be included in the Board's slate of nominees for the Annual Meeting."*

Deborah Fuhr's 11-month Tenure on WisdomTree's Board

May 25, 2022	**March 17, 2023**	**April 12, 2023**	**April 19, 2023**
Company entered into Cooperation Agreement with ETFS Capital and Lion Point agreeing to appoint Ms. Deborah Fuhr (along with Ms. Lynn Blake) to the Board, and to serve on the Nominating and Operations and Strategy Committees, among other items	Following the breakdown of continued discussions between the Company and ETFS Capital, and the subsequent adoption of a stockholder rights plan, the standstill provisions under the Cooperation Agreement expired	ETFS Capital delivered a nomination letter (the "2023 Nomination Notice") identifying three nominees to stand for election at the 2023 annual meeting	In Company's 2023 preliminary Proxy Statement, **Ms. Fuhr not included in the Board's slate of nominees** at the Annual Meeting

Source: SEC Filings

REPLACING AN ETF EXPERT WITH SOMEONE **WITH NO ETF OR RELEVANT EXPERIENCE**



Ms. Fuhr is an established and unparalleled voice in the ETF/ETP space



- Managing Partner and Founder of ETFGI LLP, an independent research, event, and consultancy firm covering the global ETFs and ETPs industry

- Previously, Ms. Fuhr served as Managing Director and Global Head of ETF Research and Implementation Strategy at BlackRock, Inc.

- Company also acknowledges Ms. Fuhr's extensive ETF experience and qualifications to sit on the Board, noting in last year's proxy statement that: *"Ms. Fuhr's qualifications to serve on the Board of Directors include her global ETF, investment and fund management markets experience, and her experience consulting in the ETF sector."*

- The only conclusion we can reach is that the Board had no intention of ever honoring the spirit of the cooperation agreement. Instead, it appears to us that they have simply paid meager lip service to her tenure on the Board since May 2022 and have now removed her at the first possible opportunity.

 Financial News



Twenty Most Influential in Fund Management 2023

*"…[i]f anyone can be said to be synonymous with exchange traded funds, it is Deborah Fuhr.
She has been involved in the industry in Europe from inception, leading the ETF business at Morgan Stanley before moving to Barclays Global Investors in 2008, just before it was acquired by BlackRock — a move that doubled the US fund manager's assets".*

Source: Financial News

AND THE BOARD'S REPLACEMENT CANDIDATE IS LARGELY UNDERQUALIFIED



> To us Ms. Naidoo is a baffling choice as a WisdomTree nominee as she has NO relevant ETF experience, NO relevant financial services/asset management experience, and NO relevant prior public board service

- Ms. Naidoo's experience is primarily in cybersecurity and IT, an expertise typically covered by the Chief Information Security Officer (CISO).

  - She has zero ETF or related industry experience and we question the Board's rationale for adding her as the newest director candidate.

- Notwithstanding her lack of relevant experience, of further concern is Ms. Naidoo's track record as the CISO of Starwood Hotels.

  - In 2018, during Ms. Naidoo's time as CISO of Starwood Hotels, Marriott International, the parent company of Starwood, reported that "there had been unauthorized access to the Starwood network since 2014." This impacted over **500m guest records, leading to a $24m fine** by UK Information Commissioner's Office, as well as numerous class action lawsuits.[1]

- Ms. Naidoo has no real public board experience. Her only stated public company board experience is serving as a director of StoneBridge Acquisition Corporation, a SPAC with no business operations.

Skills and Experience Comparison	Shamla Naidoo (Replacement Candidate)	Deborah Fuhr
ETF	⊗	⊘
Financial Services/Asset Management	⊗	⊘
Relevant Public Board Experience	⊗	⊘
Corporate Governance	⊗	⊘
Relevant Executive/Leadership Experience	⊗	⊘
Background Free of Prior Controversies	⊗	⊘

Source: https://news.marriott.com/news/2018/11/30/marriott-announces-starwood-guest-reservation-database-security-incident. See Marriott International's FY2020 10-K filing for more details.

QUESTIONABLE TRACK RECORD: Mr. STEINBERG (CEO)



etfs CAPITAL

The fate of WisdomTree has been entrusted to someone with a questionable track-record



Wharton Grad?	**NO**. Mr. Steinberg attended The Wharton School of Business at the University of Pennsylvania, but never finished despite his father being a prominent donor.
Self-Made?	**NO**. After an internship at a Bear Stearns, Mr. Steinberg spent another 2 or 3 years with the firm and used part of his inheritance to buy the Penny Stock Journal which he converted into Individual Investor magazine.
Successful in Business?	**NO**. In 1991, Mr. Steinberg changed the name of the company to Financial Data Systems and took it public later that year as a media company with three fledgling publications. He changed the company name to Individual Investor Group in 1995. He began a hedge fund entitled WisdomTree Capital Management which came under SEC scrutiny for undisclosed conflicts of interests related to investments that were also promoted through his media publications. The fund was subsequently **discontinued** in April (May) of 1998. Unable to effectively transition to digital media from print, he began to sell off the media assets in 2000. At that time, the company began to explore indexes and exchange-traded products with the hopes of licensing them to third parties.
Capable of guiding WT Back to prominence?	**?** Perhaps with the right oversight and refreshed board with relevant expertise and a willingness to hold management accountable, Steinberg may be able to navigate the company out of the current trough he helped to create







THE WHARTON SCHOOL
STEINBERG HALL · DIETRICH HALL

BEAR STEARNS

JONATHAN STEINBERG
FOUR-TIME WINNER OF THE WALL STREET JOURNAL'S STOCK-PICKING CONTEST
MIDAS INVESTING
HOW YOU CAN MAKE AT LEAST 20% IN THE STOCKMARKET THIS YEAR AND EVERY YEAR

Individual Investor Group 10-K filed 3-30-1999
Individual Investor Group 10-K filed 4-2-2001

Source: Chicago Tribune, Crain's

QUESTIONABLE TRACK RECORD: WIN NEUGER



A truly independent Board is one that is free from potential conflicts of interest from past ties



Win Neuger
Nominating and Governance Committee Chairman

In his book Griftopia, Matt Taibbi laid a substantial portion of the liquidity crisis at AIG directly on Mr. Neuger's doorstep. According to Taibbi, in Mr. Neuger's desire to increase profits, Mr. Neuger directed his unit to invest collateral from securities lending into mortgage-backed securities, a move which Taibbi described as "moronic".1





New York Times bestseller
GRIFTOPIA
MATT TAIBBI
UPDATED AND EXPANDED
A STORY OF BANKERS, POLITICIANS, AND THE MOST AUDACIOUS POWER GRAB IN AMERICAN HISTORY

AIG

The 16 Players To Blame For The AIG Fiasco:[2]

- **Who:** Chief Executive Of AIG Investments Win Neuger
- **What Was His Role:** Win Neuger was in charge of all of AIG's financial investments during the crisis, which included the toxic assets which burdened the balance sheet and forced the hand of the government to intervene. His internal blog at AIG, NeugerNotes, from which he commanded his team was notable for its doubts about the legitimacy of the crisis.
- At one point, Neuger's team had $70 billion invested in sub prime securities.



INSIDER
The 16 Players To Blame For The

- Win Neuger – Wikipedia
- The 16 Players to Blame for the AIG Fiasco (businessinsider.com)

WEAK LEADERSHIP AND **QUESTIONABLE TIES**



A truly independent Board is one that is free from potential conflicts of interest from past ties





Frank Salerno
Board Chairman

"Mr. Salerno spent 18 years <1981 – 1999> with Bankers Trust Company in various positions. In 1990, he assumed responsibility for Bankers Trust's domestic index Management business and in 1995 he became Chief Investment Officer for its Structured Investment Management Group."





Win Neuger
Nominating and Governance Committee Chairman

"Prior to AIG, Mr. Neuger served as both Managing Director, Fixed Income and, subsequently, as Managing Director, Global Equities at Bankers Trust Company."
"AIG Investments' CEO Win Neuger was hired from Bankers Trust Co. in 1995 by AIG patriarch and then–chief executive Maurice (Hank) Greenberg…"

Source: SEC Filings, Institutional Investor

EVEN RECENT EFFORTS OF "REFRESHMENT" POINT TO **QUESTIONABLE TIES**



The Nominating & Governance Committee is responsible for identifying new directors for appointment to the Board. Mr. Neuger was chair of the Nominating & Governance at the time Mr. Singleton was appointed.





Harold Singleton III

- *January 2007 to May 2012* Mr. Singleton held multiple investment management roles at PineBridge Investments (and its predecessor AIG Investments)





Win Neuger
Nominating and Governance Committee Chairman

- *January 2009 to March 2010*, Mr. Neuger served as Chairman and Chief Executive Officer of AIG Investments.
- *March 2010 to March 2012* served as its Chief Executive Officer and Chair of the Executive Committee of PineBridge.
- *March 2012 until January 2013* served as Vice Chairman of the board of PineBridge

Source: SEC Filings

CEO STOCK **SALES VS PURCHASES**

Since 2012, CEO Mr. Steinberg has been a net seller of stock



Jonathan Steinberg
CEO

- Executive stock purchases and sales can be an indicator of insider confidence in the outlook of the Company and its prospects
- It can also be an indicator of an executive leader's self-confidence in his/her abilities or lack thereof
- Stockholders prefer executive leaders that are net buyers of the stock throughout their tenures, and NOT net sellers
- The magnitude of the discrepancy between CEO purchases and sales at $85.4m should be alarming to all stockholders

CEO Stock Sales and Purchases[1]



-19.2
-19.2
-1.3
-1.3
-1.3
-1.3
-1.4
-1.3
-1.5
-1.5
-1.7
-1.7
-1.7
-1.7
-1.7
-1.7
-1.7
-0.6
-1.1
-7.8
-10.8
10.9
2.1
2.5
1.0
0.9
-0.8
0.5
0.5
0.5
0.8
-0.9
2/2/12
2/2/12
8/19/13
8/26/13
9/4/13
9/9/13
9/16/13
9/23/13
11/11/13
11/18/13
11/25/13
12/2/13
12/9/13
12/16/13
2/18/14
2/24/14
3/3/14
3/10/14
3/11/14
11/6/14
3/9/15
3/11/15
2/16/16
8/19/16
9/14/16
3/14/17
2/16/18
2/4/19
5/13/19
5/23/19
2/3/20
2/15/22

Total Purchases	$ 8.9 M
Total Sales	– $ 94.2 M
Net Purchases (Sales)	– $ 85.4 M

Source: SEC Filings

CHAIRMAN STOCK SALES VS PURCHASES





Frank Salerno
Chairman of the Board
Compensation Committee Chairman

- As Chairman of both the WisdomTree Board and the Compensation Committee, Mr. Salerno has played the most critical role in the creation, implementation, oversight, and enforcement of the Company's policies governing director equity practices. (Most notably the Stock Ownership Guidelines and the Insider Trading Policy)

- As Chairman of the Board and ultimately the standard-bearer for director behavior, Mr. Salerno has not made a single purchase of Company stock since 2012 making him a **net seller of stock in the amount of $11.2m for the period**



Stock Sales and Purchases

Total Purchases	$ 0.0m
Total Sales	− $ 11.2m
Net Purchases (Sales)	− $ 11.2m

Source: SEC Filings

WEAK LEADERSHIP AND QUESTIONABLE PRACTICES – STOCK SALES VS PURCHASES



> Directors who buy stock generally believe the value of the Company will increase; when the CEO and Chairman are net sellers, what message is conveyed to the market?

- We believe that the CEO and Chairman have been poor leadership examples for the Board and for stockholders. They convey a lack of confidence in the Company's growth prospects and/or management's ability to create stockholder value
- Stockholders prefer leadership that is willing to bet on themselves



Jonathan Steinberg

CEO



Frank Salerno

Chairman of the Board
Compensation Committee Chairman



Total CEO and Chairman Purchases	$ 8.9m
Total CEO and Chairman Sales	− $ 105.4m
Net CEO and Chairman Purchases (Sales)	− $ 96.5m

Source: SEC Filings, Board Directors Should Be Paid Only in Equity (hbr.org)

DECLINING **OWNERSHIP INTEREST**



Being a net seller of WisdomTree stock has resulted in an overall declining trend in the Chairman's ownership – further compromising his ability to hold the CEO accountable



Frank Salerno
Chairman of the Board
Compensation Committee Chairman



Chairman Salerno's stock Ownership of WisdomTree Stock

2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
0.7%	0.5%	0.4%	0.2%	0.2%	0.2%	0.1%	0.1%	0.1%	0.2%	0.2%	

- Mr. Salerno's stock sales have resulted in a 0.5% decline in stock ownership since 2012
- His position as a net seller and simultaneous decline in ownership coincides with the Company's financial underperformance and lagging stock price
- Being a net seller may negatively impact a Chairman's ability to hold management accountable
- Studies suggest that **directors with more stock are more likely to take action against an underperforming CEO**



"[In two recent studies] we found that companies in which directors owned more stock performed better in future years. We also found that directors who own more stock are more likely to discipline or fire the CEO when the stock price performance of their Company has been sub-par in the previous two years."2

Source: SEC Filings, Board Directors Should Be Paid Only in Equity (hbr.org)

THE BOARD'S TRACK RECORD OF POOR GOVERNANCE IS THE REASON WHY ADDITIONAL CHANGE IS NEEDED NOW



> **It is clear to us the incumbent board as constituted cannot be trusted to deliver the change that stockholders desperately need.**

- The board has proven that it will not act in the best interest of stockholders...without stockholder pressure.

- Despite recent changes in board composition, the incumbents have managed to maintain control by refusing to allow new board members to occupy committee leadership positions.

- Efforts put forward by the Cooperation Agreement have been undermined by the Board's refusal to re-nominate a settlement director, raising questions about another female director who left after a short period of service.

- WisdomTree stockholders deserve leadership with conviction, not net sellers of the company stock of stockholders they represent.

- We can no longer accept underqualified nominees who lack the experience to challenge management.



PAY FOR PERFORMANCE DISCONNECT

HIGHLIGHTS



| 01. | Over the last five years, CEO has received over $20m in compensation during which time he has destroyed over $921m in stockholder value. |

| 02. | CEO pay has continued to increase while stock price has fell 57% show cases the compensation's committee and program's failure to provide proper oversight and institute best practices. |

| 03. | Misalignment of pay and performance, poor compensation structure, improper incentive alignment and failure to generate transparent disclosure demonstrates how the Incumbent-Controlled Compensation Committee has promoted management's lack of accountability. |

| 04. | Instead of working constructively with stockholders, CEO took steps to ensure that if his seat was challenged and lost, his windfall would be guaranteed. |

| 05. | Even despites efforts to maximize executive pay and conceal underperformance through a deliberate and complex process of selecting three peer groups with limited disclosure, WisdomTree has still generally underperformed all peers |

CEO RECEIVED $20 MILLION IN COMPENSATION FOR DESTROYING $920 MILLION OF STOCKHOLDER VALUE

Over the last five years, Mr. Steinberg has received over $20m in compensation during which time he has destroyed over $920m in stockholder value

- We believe the mark of a good CEO is the amount of value he/she has created for stockholders over time
- Accordingly, well-designed compensation plans align significant pay increases with such sustained value creation
- We believe the mark of a poorly designed pay plan is one that rewards a CEO for consistent underperformance and/or value destruction
- Over the past five years, Mr. Steinberg has failed to create value for stockholders; the total stockholder value destroyed has been $921m
- Despite such value destruction, reported pay overall for the period has increased by a compound annual growth rate of 22.7%, totaling over $20m for the five-year period


CEO Value Creation/Destruction vs Cumulative Pay
Millions
Market Value
Cumulative Pay
$400
$200
$0
-$200
-$400
-$600
-$800
-$1,000
$40
$20
$0
-$20
-$40
-$60
-$80
-$100
$20.7
-$920.8
2018
2019
2020
2021
2022

Source: SEC Filings, ETFS Capital Analysis, Bloomberg

CEO PAY INCREASED 177% WHILE STOCK PRICE FELL 57%



> CEO pay has grown by 177.7% as the stock price declined by 56.6% over the last five years

5-Year Growth in CEO Compensation	177.7%
5-Year Growth in Stock Price	-56.6%

$6.1 M

$5.4 M

$4.3 M

$12.55

$2.9 M

$5.45

$2.0 M

31/12/2017 2018 Pay 31/12/2018 2019 Pay 31/12/2019 2020 Pay 31/12/2020 2021 Pay 31/12/2021 2022 Pay 31/12/2022

Source: SEC Filings, FactSet

CEO RECEIVED PAY RAISES REGARDLESS OF STOCKHOLDER VALUE DESTRUCTION

The failure in the Compensation program is that CEO pay rises regardless of declining and/or negative TSR

Rising Pay amid declining and/or negative TSR



$2.0 M
$6.1 M
$2.9 M
$4.3 M
$5.4 M
-46.3%
-25.8%
14.1%
16.6%
-8.9%
2018
2019
2020
2021
2022
CEO Pay
TSR

Source: SEC Filings, Bloomberg

MISALIGNMENT OF PAY AND PERFORMANCE: WISDOMTREE IS AN OUTLIER



WisdomTree is an outlier relative to peers in 5-year growth in CEO pay vs. 5-year Total Stockholder Return (TSR)

5-Year Growth in CEO Compensation	177.7%
5-Year TSR	-51.7%

Outpaced growth in CEO Pay is misaligned with negative TSR

Source: SEC Filings, Bloomberg

MISALIGNMENT OF PAY AND PERFORMANCE



Significant pay increases have been associated with declines in and/or negative TSR

- Effective compensation schemes consider TSR in a meaningful way

- Despite implementing changes to compensation at the behest of stockholders, Total Reported CEO compensation continues to spike when TSR declines and/or is negative

- Provisions in the equity plan that stipulate executives can earn 100% of target payout when TSR is negative relative to the Traditional Asset Manager Peer Group only exploits this misalignment of pay and performance

- Awarding 100% of payouts at median performance incents underachievement

CEO Pay vs. TSR Performance (Pay in Millions as reported)

Pay increased by 208.8% while TSR lags peers and continues to be negative

Pay increased by 26.2% despite TSR declining by 25.5% and becoming negative

$2.0 — $6.1 — $2.9 — $4.3 — $5.4

2018: -46.3% (Wisdom Tree), -19.7% (Compensation Peer Median), -29.8% (Asset Mgt Peer Median), -7.0% (S&P US BMI)

2019: -25.8% (Wisdom Tree), 10.3% (Compensation Peer Median), 26.5% (Asset Mgt Peer Median), 28.4% (S&P US BMI)

2020: 14.1% (Wisdom Tree), 21.4% (Compensation Peer Median), 25.6% (Asset Mgt Peer Median), 18.7% (S&P US BMI)

2021: 16.6% (Wisdom Tree), 41.9% (Compensation Peer Median), 35.2% (Asset Mgt Peer Median), 24.2% (S&P US BMI)

2022: -8.9% (Wisdom Tree), -23.7% (Compensation Peer Median), -21.9% (Asset Mgt Peer Median), -20.7% (S&P US BMI)

Legend: Wisdom Tree | Compensation Peer Median | Asset Mgt Peer Median | S&P US BMI | CEO Pay

Relative TSR Achievement vs. Peer Group	Equity Earned in Performance Restricted Stock Units (PRSUs)
< 25th percentile	0%
25th percentile	50%
50th percentile	**100%**
≥ 85th percentile	200%

Targeting 100% payout at median performance

Source: SEC Filings, Bloomberg

POOR COMPENSATION STRUCTURE



> ## CEO pay has been weighted more heavily towards Cash than Equity, despite stockholder's preference for majority equity (at-risk) pay schemes

- Stockholders prefer that CEO pay is weighted more heavily towards Equity than Cash as a higher proportion of equity represents more pay that is at-risk (i.e., ensures executives have ample skin in the game)

- CEO pay at WisdomTree has been weighted more heavily towards cash representing short-termism and a lack of belief in the leadership ability to create long-term value

- When Compensation Committees (and executives) demand that the majority of pay is in equity and at-risk, there is added incentive for executives to create long-term value for stockholders



CEO Compensation Mix
(Pay in Millions as reported)

Source: SEC Filings

POOR INCENTIVE **ALIGNMENT**



Annual incentives have been paid out above 100% despite negative and/or lagging annual TSR

- When executives are rewarded with annual incentive payouts that are above 100% of target for performance in years when Total Stockholder Returns are negative and/or lagging peers and relevant market index, pay and performance become misaligned
- We believe this misalignment is due to a lack of rigorous goals and the use of discretion

CEO Annual Bonus Payout vs. TSR Performance

Receiving +100% of target payout when TSR is negative

156.4%

74.1% **74.8%** **115.0%** **136.7%**

	2018	2019	2020	2021	2022
Wisdom Tree	-46.3%	-25.8%	14.1%	16.6%	-8.9%
Compensation Peer Median	-19.7%	10.3%	21.4%	41.9%	-23.7%
Asset Mgt Peer Median	-29.8%	26.5%	25.6%	35.2%	-21.9%
S&P US BMI	-7.0%	28.4%	18.7%	24.2%	-20.7%

■ Wisdom Tree   ■ Compensation Peer Median   ■ Asset Mgt Peer Median   ■ S&P US BMI   ◆ Annual Bonus Payout

Source: SEC Filings, Bloomberg

POOR INCENTIVE ALIGNMENT



- The annual bonus is an unusually large component of CEO pay at **39.2% on average** over the last five years

- Stockholders prefer that the annual bonus at maximum equates to 3x salary, whereas in 2021 over the past 5 years, it has averaged **4.2x salary**



Components of Pay

	2018	2019	2020	2021	2022
Total	$2.0	$6.1	$2.9	$4.3	$5.4
Stock Awards	86.4%	28.6%	43.7%	46.6%	54.8%
Bonus		55.2%	39.5%	42.8%	36.6%
Salary	13.3%	15.8%	16.4%	10.3%	8.4%

■ Salary ■ Bonus ■ Stock Awards ■ All Other Total



**Bonus as a Multiple of Salary
(x Salary) Millions**

2019	2020	2021	2022
(3.5x), $1.9	(2.4x), $1.3	**(4.2x), $2.3**	**(4.3x), $2.4**

Source: SEC Filings

POOR INCENTIVE ALIGNMENT



Institutional Shareholder Services Inc. ("ISS") has recommended stockholders vote AGAINST say-on-pay for two consecutive years

- The lack of disclosure of predetermined goals and targets coupled with the rampant use of Committee discretion to determine incentives, has been cited by ISS on multiple occasions
- Incentive plans that do not challenge executive performance and instead rewards failure, exemplify a lack of compensation governance and accountability

2022

Item 4. Advisory Vote to Ratify Named Executive Officers' Compensation   **AGAINST**

VOTE RECOMMENDATION

A vote AGAINST this proposal is warranted. Although quantitative measures will weigh more heavily in the incentive compensation pool funding for FY22, final payouts will continue to be determined by committee discretion. In addition, notwithstanding certain disclosure improvements, disclosure of threshold and maximum goals, as well as individual performance achievements remains lacking. Although half of the CEO and COO's equity grants were performance-based, the targeting of relative TSR at merely median performance is not considered to be particularly rigorous. In addition, the majority of certain NEOs' equity awards lacked performance conditions.

2021

Item 3. Advisory Vote to Ratify Named Executive Officers' Compensation   **AGAINST**

VOTE RECOMMENDATION

A vote AGAINST this proposal is warranted. Concern is noted regarding the annual incentive program, as the company does not disclose per-metric weightings, and pay determinations appear to ultimately incorporate a significant degree of discretion. Additionally, the long-term incentives predominately lack performance criteria, and the TSR portion of the awards targets merely the 50th percentile and there is no cap on awards in the event of negative absolute TSR.

Source: ISS

POOR COMPENSATION DISCLOSURE AND TRANSPARENCY



Unlike most public companies, WisdomTree delays its reporting of long-term equity grants in its Summary Compensation Disclosure

Summary Compensation Disclosure

1

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Jonathan Steinberg Chief Executive Officer	2021	550,000	2,291,000	1,463,175	13,000	4,317,175
	2020	550,000	1,325,000	993,637	13,000	2,881,637
	2019	550,000	1,918,000	3,579,809	12,500	6,060,309

1. **Amounts reported for 2021** reflect bonuses **earned in 2021** and paid in 2022...

2. **Amounts reported** include the aggregate accounting grant date fair value of awards made to our NEOs in the respective calendar year for **services performed in the prior year...**

Auxiliary Tables

2

2021 Total Compensation

($ in thousands) NEO	Base Salary	Incentive Target	Funded %	Incentive Compensation	Total Compensation	Incentive Compensation			Total
						Short-Term Cash	Restricted Stock	PRSUs(1)	
Jonathan Steinberg – CEO	$550	$4,162	115%	$4,787	$5,337	$2,291	$1,248	$1,248	$4,787

Add Restricted Stock + PRSUs to estimate Stock Awards for current year

- WisdomTree does not report the stock awards that correspond with the fiscal year in the Summary Compensation Table in its proxy statements
- Unlike the bonuses and other compensation components, the stock awards reported reflect those granted for each previous year (i.e., awards listed for 2021 fiscal year are actually awards granted for service in 2020, etc.)
- This creates a reporting lag whereby stockholders have limited visibility into equity awards granted for each fiscal year
- Stock award estimates are provided in an auxiliary table in the proxy
- The result is a distorted view of total compensation

Adjusted Compensation Disclosure

3

Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other ($)	Total ($)
2021	550,000	2,291,000	2,496,000	13,000	5,350,000
2020	550,000	1,325,000	1,463,175	13,000	3,213,000
2019	550,000	1,918,000	993,637	12,500	3,512,500

Realign 2021 and 2020 Stock Award values with 2020 and 2019

Source: SEC Filings

JONATHAN STEINBERG'S BIG **COMPENSATION PLAN**



Instead of working constructively with stockholders, it appears Mr. Steinberg took steps to ensure that if his seat was challenged and lost, his windfall would be guaranteed

- Recently, the Board expanded the change of control provisions that trigger severance to include a loss of board majority over a 24-month period

- The change was introduced in the 2022 Equity Plan prior to the consummation of the 2022 Cooperation Agreement

- Instead of engaging with stockholders who sought changes in strategy and board refreshment, it appears Mr. Steinberg conspired with his entrenched Board Chairman and Chair of the Compensation Committee to ensure a profitable exit



Johnathan

Steinberg (CEO) 1988



Frank Salerno

Board Chairman And Chair of the Compensation Committee

Previous Definition of Change in Control:

"Change of Control shall mean (i) the acquisition by any "person"... other than a stockholder of the Company that...is the beneficial owner...of 15% or more of the outstanding voting securities of the Company, of more than 50% of the combined voting power...of the Company; (ii) the sale by the Company...or (iii) any occurrence of a Sale Event within the meaning of WTI's 2016 Equity Plan.

Amendment:

...On February 23, 2023, the Committee approved an amendment (the "Amendment") to the executive employment agreements...for each of Jonathan Steinberg, our Chief Executive Officer, R. Jarrett Lilien, our President and Chief Operating Officer, Peter M. Ziemba, our Chief Administrative Officer, and Marci Frankenthaler, our Chief Legal Officer...

- to expand the definition of a "change of control" as currently defined in the Executive Employment Agreements to include a "Change in Control Event" within the meaning of the WisdomTree Investments, Inc. 2022 Equity Plan.

New Definition:

"Change in Control Event" means, within any period of 24 consecutive months, persons who were members of the Board immediately prior to such 24-month period, together with persons who were first elected as directors (other than as a result of any settlement of a proxy or consent solicitation contest or any action taken to avoid such a contest) during such 24-month period by or upon the recommendation of persons who were members of the Board immediately prior to such 24-month period and who constituted a majority of the Board at the time of such election, cease to constitute a majority of the Board.

Source: SEC Filings



JONATHAN STEINBERG'S BIG PAY PLAN (CONTD.)

What Mr. Steinberg stands to gain – and stockholders lose – with proper refreshment

- If the Board is refreshes with another candidate in 2024, Mr. Steinberg stands to gain over $4m in accelerated equity awards



Johnathan Steinberg

CEO
1988



Frank Salerno

Board Chairman And Chair of the Compensation Committee

Source: SEC Filings

Change in Control Payments[1]		
	2022	2023
Jonathan Steinberg		
Severance Arrangements	–	–
Acceleration of unvested Equity	$0	$4,154,971
Total	$0	$4,154,971

1. As disclosed in the Potential Payments Upon Termination or Change of Control tables in the 2022 and 2023 proxies

THE COMPENSATION COMMITTEE HAS BEEN A PRIMARY ENABLER



> We believe the incumbent-controlled Compensation Committee has not only failed to align pay with performance, but has promoted management's lack of accountability by driving excessive compensation growth amid extensive stockholder value destruction

- The Compensation Committee has been dominated by incumbents despite meaningful director turnover on the Board prompted by stockholders

- The result has been a lack of management accountability and an incentive structure that has historically rewarded failure

- With only one non-incumbent allowed to join the Committee, change and accountability have been effectively blocked

- It is clear to us that the Compensation Committee should be overhauled immediately so that fresh perspectives from qualified directors with a genuine interest in accountability and oversight, can flourish

2018 – 2022 Pay and Performance Alignment	
5-Year Growth in Share Price	-51.7%
5-Year Growth in CEO Pay	+177.7%
5-Year Growth in Other NEO Pay[1]	+182.3%



Johnathan Steinberg
CEO/Founder
35 Years

WisdomTree's Compensation Committee			
Composition	**Incumbents**		**ETFS Nominee**
Member	**Frank Salerno**	**Anthony Bossone**	**Win Neuger**	**Lynn Blake**
Role	Chair	Member	Member	Member
Committee Tenure	+10 Years	5.5 Years	8 Years	1 Year
Board Tenure	17.5 Years	14 Years	9.5 Years	1 Year

1. Estimated as aggregate compensation growth for reported NEOs other than the CEO with total compensation reported for 2018 and 2022 (R. Jarrett Lilien and Peter M. Ziemba)

Source: SEC Filings, ETFS Capital Analysis

POORLY SELECTED PEERS: EXECUTIVE COMPENSATION



> In an effort to maximize Executive Pay and Conceal Underperformance, the Compensation Committee has pursued an overly complex process of selecting three peer groups with limited disclosure.

Peer Group	Proxy Peer Group	Traditional Asset Manager Peer Group	Selected Peer Group
Purpose	General Pay Benchmarking	TSR Comparison for the Vesting of Equity Awards	Pay vs. Performance Disclosures
Constituents	Alliance Bernstein Holding L.P.	Alliance Bernstein Holding L.P.	
	Artisan Partners Asset Management Inc.	Affiliated Managers Group, Inc.	
	B. Riley Financial, Inc.	Artisan Partners Asset Management Inc.	
	Blucora, Inc. (Avantax)	Franklin Resources, Inc.	
	BrightSphere Investments Group Inc.	Blackrock, Inc.	
	Cohen and Steers, Inc.	BrightSphere Investments Group Inc.	
	Diamond Hill Investment Group, Inc.	Federated Hermes, Inc.	
	Donnelley Financial Solutions, Inc.	Invesco Ltd.	***Not Disclosed:*** *The company merely describes the peer group in the most recent proxy as "40 publicly traded asset management companies in the **SandP U.S. BMI Asset Management and Custody Banks Index**." stockholders should note that the index is comprised of 3,158 constituents.*
	Greenhill and Co., Inc.	Janus Henderson Group plc	
	Hercules Capital, Inc.	T. Rowe Price Group, Inc.	
	Main Street Capital Corporation	Virtus Investment Partners, Inc.	
	Moelis and Company	Victory Capital Holdings, Inc.	
	Pzena Investment Management, Inc.		
	Silvercrest Asset Management Group Inc.		
	Victory Capital Holdings, Inc.		
	Virtus Investment Partners, Inc.		
	Westwood Holdings Group, Inc.		

Source: SEC Filings

POORLY SELECTED PEERS: TSR UNDERPERFORMANCE



Despites the company's best-efforts to select peers seemingly to conceal underperformance, WisdomTree has underperformed all peers in each of the last five years with the exception of 2022. As the 40 companies selected from the S&P US BMI Index was not disclosed, TSR for the entire index was used for the graphs below.

TSR Performance: Wisdom Tree vs Compensation Peer Groups

Year	Wisdom Tree	Compensation Peer Median	Asset Mgt Peer Median	S&P US BMI
2018	-46.3%	-19.7%	-29.8%	-7.0%
2019	-25.8%	10.3%	26.5%	28.4%
2020	14.1%	21.4%	25.6%	18.7%
2021	16.6%	41.9%	35.2%	24.2%
2022	-8.9%	-23.7%	-21.9%	-20.7%

■ Wisdom Tree   ■ Compensation Peer Median   ■ Asset Mgt Peer Median   ■ S&P US BMI

Source: Bloomberg

POORLY SELECTED PEERS: **THE COMPENSATION PEER GROUP**



Historically Wisdom Tree has selected outsized peers which inflates benchmarking and results in higher pay

The majority peers selected in 2022 were:

- More than double the Company's Revenue; and
- More than double the Company's Market Cap



Peer Size Mutliples

Source: Bloomberg

POORLY SELECTED PEERS: THE COMPENSATION PEER GROUP



Additionally, many of the peers are not participants in the ETF space and thus lack relevance based on core business and focus

2022 Compensation Peer Group	Core Business	Relevant Peer
Wisdom Tree Investments	ETPs Sponsor/Investment Management	--
Alliance Bernstein Holding L.P.	Investment Management	X
Artisan Partners Asset Management Inc.	Investment Management	
B. Riley Financial, Inc.	Investment Banking/Financial Services	X
Blucora, Inc. (Avantax)	Financial Solutions (Tax)	X
BrightSphere Investments Group Inc.	Asset Management	
Cohen and Steers, Inc.	Asset Management	X
Diamond Hill Investment Group, Inc.	Asset Management	
Donnelley Financial Solutions, Inc.	Risk and Compliance Solutions	
Greenhill and Co., Inc.	Capital Markets/Investment Banking	X
Hercules Capital, Inc.	Business Development Company	X
Main Street Capital Corporation	Business Development Company	X
Moelis and Company	Capital Markets/Investment Banking	X
Silvercrest Asset Management Group Inc.	Wealth Management/Financial Services	X
Victory Capital Holdings, Inc.	Asset Management	
Virtus Investment Partners, Inc.	Investment Management	
Westwood Holdings Group, Inc.	Asset Management	

POORLY SELECTED PEERS: THE TRADITIONAL ASSET MANAGER PEER GROUP (THE TSR PEERS)

The Traditional Asset Manager Peer Group used for TSR comparisons, far exceeds WisdomTree's 5-year trading range, and the company still grossly underperformed.

Peer	Trading Range	5-Yr TSR
Blackrock, Inc.	$304.51 - $933.49	56.7%
Virtus Investment Partners, Inc.	$52.82 - $317.63	85.4%
Affiliated Managers Group	$45.10 - $210.02	-20.7%
T. Rowe Price Group	$73.28 - $210.25	22.2%
Alliance Bernstein Holding L.P.	$11.39 - $51.15	113.4%
Janus Henderson Group	$10.17 - $44.99	-19.0%
Artisan Partners Asset Mgmt.	$13.14 - $47.32	24.6%
Victory Capital Holdings, Inc.	$6.92 - $40.27	148.1%
BrightSphere Investment Group	$3.71 - $30.68	33.9%
Federated Hermes, Inc.	$11.26 - $38.05	26.0%
Invesco Ltd.	$6.06 - $29.91	-37.4%
Franklin Resources, Inc.	$13.22 - $35.27	-19.2%
Wisdom Tree	**$1.90 - $11.84**	**-51.7%**



$0 – $50
$50 – $300
$300 – $1,000
BLK
VRTS
AMG
TROW
AB
JHG
APAM
VCTR
BSIG
FHI
IVZ
BEN
WT
Outsized trading peers

WisdomTree's designated comparative TSR peer group has a considerably higher trading range, yet the company still ranked at the bottom in 5-year TSR

Source: SEC Filings, Bloomberg



OUR NOMINEES AND PLAN

THE MANAGEMENT-PROPOSED BOARD LACKS CRITICAL SKILLS



WisdomTree continues to promote underqualified directors.

Current Board Members	Tenure (Years)	Prior Board Experience	Prior ETF Issuer Experience	Financial Services/ Capital Markets	No Prior Controversies or Conflicts	Non-Entrenched (<10 Years Tenure)	Stockholder Nominated
Jonathan Steinberg (CEO)	35	✗	✓	✗	✗	– –	✗
Frank Salerno (Chairman)	17	✓	✗	✓	✗	✗	✗
Win Neuger	10	✗	✗	✓	✗	✗	✗
Lynn S. Blake	1	✗	✗	✓	✓	✓	✓
Daniela Mielke	1	✓	✗	✓	✓	✓	✗
Shamla Naidoo	New	✗	✗	✗	✗	✓	✗
Anthony Bossone	14	✗	✗	✓	✓	✗	✗
Smita Conjeevaram	2	✓	✗	✓	✓	✓	✗
Harold Singleton III	1	✗	✗	✓	✓	✓	✗
Director Not Renominated							
Deborah A. Fuhr	1	✓	✓	✓	✓	✓	✓

▪ Prior ETF Issuer experience requires the person to have been a senior executive or Board member at an ETF Issuer

▪ We believe the over-tenured incumbents along with the newly proposed nominee are among the least qualified to serve WisdomTree's stockholders

▪ Management failed to renominate a highly qualified settlement director in Ms. Fuhr

■ Opposed nominees

ETFS NOMINEES



We believe our nominees have the requisite skills and experience to deliver real change, if elected.

Nominee	Experience Overview	Core Skills
Bruce Aust	• 21 years at Nasdaq overseeing and advising listed companies serving in several executive roles and retiring as Vice Chairman • Leader in emerging brokerage services and technologies as former President of the Nasdaq Entrepreneurial Center and current Chairman of AEGIS Swap Execution Facility • Unparalleled understanding of products developed and deployed on financial exchanges and global investment platforms	• Executive and Strategic Leadership • Service and Product Development for Exchanges and Trading Platforms • Audit and Exchange Compliance
Tonia Pankopf	• 20 years of Board Experience • Former Chair of Compensation and Audit Committees • Governance Fellow of NACD • 25 years in Investment Management	• Investment and Portfolio Management • Corporate Governance • Capital Market Transactions • Valuation
Graham Tuckwell	• 20 years in the ETF industry • Founder and Executive Chairman, ETFS Capital Limited(2004 – Present) • 20 years of providing strategic advice and leadership in investment management • Served as an Economist for Australia's Department of Prime Minister and Cabinet	• Value Creation and Leadership in the ETF Space • Strategic Advisory for Institutional Investors and Corporates • Investment Banking

MEET OUR NOMINEES: BRUCE AUST










- Bruce Aust retired from Nasdaq Inc. in October 2019 after 21 years. Before becoming Vice Chairman of Nasdaq, Aust served as Executive Vice President from 2003 to 2014. In this position, he led Nasdaq's new listings, capital market business, global business development, and C-suite relationship management. He also served as President of the Nasdaq Entrepreneurial Center, a non-profit that engages emerging entrepreneurs. Aust was Vice Chairman from 2015 to 2019. He began working at Nasdaq in 1998 in sales and relationship management for Listing Services. He was later promoted to Vice President Western Region, where he maintained oversight of all listed companies and IPOs in the Western Region.

- Aust has served as Chairman at AEGIS Swap Execution Facility since 2021. AEGIS SEF allows the trading of commodity swaps and options electronically to manage commercial price risks in a transparent, efficient, and compliant marketplace. He is also a Board Member and Audit Committee member for Anthemis Digital Acquisitions, which acquires companies cultivating change in the financial system. He is a Strategic Advisor for Anthemis Group, a global platform cultivating change in the financial system.

- Since March 2020, Aust has served as a Strategic Advisor for both 150BOND, a C-level branding, consulting, and networking company, and Bumped, a brokerage technology company. He is also on the Advisory Board of Ridgeway Partners, a search firm.

OUR NOMINEES WILL DELIVER CHANGE: TONIA PANKOPF





- Ms. Pankopf brings 28 years of investment experience in researching and valuing equity and debt corporate securities and managing capital market transactions for domestic and international public and private companies.

- She has held Vice President and Senior Equity Analyst positions at Goldman Sachs and Co and Merrill Lynch and Co. Further, Ms. Pankopf's experience includes hedge fund portfolio management at P.A.W. Capital Partners and Palladio Capital Management generating significant returns based on fundamental business, financial, accounting and valuation analyses.

- In recent years as managing partner of Pareto Advisors, Ms. Pankopf has provided capital investment, financial and strategic advisory services to CEOs and entrepreneurs.

- Ms. Pankopf has 20 years of public board experience having served on the Board of Landec Corporation (2012 – 2022) in addition to the investment fund boards of 180 Degree Capital (2020 –2023), Oxford Square Capital Corp (2003 –2017)and the University System of Maryland Foundation.

- Ms. Pankopf is a Governance Fellow and has been a member of the National Association of Corporate Directors. Ms. Pankopf holds a Master of Science from the London School of Economics.

OUR NOMINEES CAN DELIVER CHANGE: GRAHAM TUCKWELL

















- Founder and Chairman of ETFS Capital Limited (2018 - present).
- Executive Chairman of ETF Securities Australia Limited (2019 – 2022). Under Mr. Tuckwell's guidance, Assets under Management increased by 470%.
- Founder and CEO of ETF Securities Limited (2004-2018). He was responsible for funding, trading and expanding oil securities from a national platform into a global provider of exchange-traded products managing $32bn of AUM within a decade. Mr. Tuckwell sold the European and US businesses in 2018 but retained the Australian business.
- Founded Gold Bullion Securities, the world's first commodity listing on a stock exchange, in 2003.
- Prior to working in the ETF industry, Mr. Tuckwell worked in corporate advisory and investment banking for 20 years in Australia and London. He founded and headed Investor Resources Limited, a boutique which provided financial, technical and strategic advice to the resources industry. Furthermore, He was the Head of Mining, Asia Pacific at Solomon Brothers, as well as executive director of Normandy Mining. He also worked as an investment advisor to Credit Suisse First Boston and Schroders. Before then, he worked as an economist in the Department of Prime Minister and Cabinet in Canberra. He holds a Bachelor of Economics (Honours) degree and a Bachelor of Laws degree from the Australian National University.

etfs CAPITAL | etf Securities
GOLD BULLION SECURITIES | Australian Government Department of the Prime Minister and Cabinet
Salomon Brothers | NORMANDY MINING LIMITED

WE URGE STOCKHOLDERS TO **REJECT THE INCUMBENT SLATE**



> We believe the Incumbent Slate will not deliver the necessary change for WisdomTree stockholders.



Frank Salerno
- Board Chair
- Compensation Committee Chair
- Board tenure: 17 years

Presided Over $1bn in WisdomTree stockholder Value Destruction	⊗
Failed to Conduct Adequate Management Oversight and Ensure CEO Accountability	⊗
Approved Excessive Compensation for CEO	⊗
Over-tenured: Served >10 years on WisdomTree's Board	⊗
Net Seller of WisdomTree Stock Since 2012	⊗



Win Neuger
- Nominating and Governance Committee Chair
- Board tenure: 9.5 years

Presided Over $1bn in WisdomTree stockholder Value Destruction	⊗
Failed to Nominate a Settlement Candidate and Replaced with an Underqualified Nominee	⊗
Failed to Declassify Board w/o stockholder Pressure from ETFS	⊗
Failed to Implement Board Diversity prior to ETFS Investment	⊗
Prior Controversies: AIG Collapse	⊗



Shamla Naidoo
- New Nominee
- Replaces ETF industry expert – Deborah Fuhr

ETF Industry Experience	⊗
Prior Public Board Experience	⊗
Financial Services/Asset Management Experience	⊗
Corporate Governance	⊗
Prior Controversies: Starwood/Mariott Hotels Data Breach	⊗

THE CHOICE SHOULD BE CLEAR



We believe the ETFS Capital slate will deliver a new sense of accountability to a board run by incumbents who have failed in their management oversight duties and lack the requisite leadership skills to foster good governance

Incumbents			Competing Directors	ETFS Capital Nominees		
Frank Salerno	Win Neuger	Shamla Naidoo		Bruce Aust	Tonia Pankopf	Graham Tuckwell
✗	✗	✗	Prior Industry Experience and Track Record of Success	✓	✓	✓
✗	✗	✗	No Prior Ties with Other Directors or Controversies	✓	✓	✓
✗	✗	✗	Capable of Restoring Management Accountability	✓	✓	✓
✗	✗	✗	Committed to stockholder Rights and Advocacy	✓	✓	✓

CHANGE IS NECESSARY



- Our commitment to WisdomTree is undeniable as having over $210m of capital invested in the Company's stock, we are inherently tied to the company's growth and prosperity.

- As pioneers in the ETF industry, we have attempted to share tried and tested ideas to help heal the business and reverse this $1bn trend of stockholder value destruction that has extended for over the past five years, to no avail.

- Management admits that the ETF business is highly scalable, and yet its most egregious failure – neglecting the core business and failing to achieve scalability – continues to be lost in the effusive chorus of record AUM and Net Inflows only to conceal the deteriorating earnings and profitability that continue to plague the business.

- In the shadow of a CEO/Founder, the incumbent Board has not only insulated management from this basic accountability, but also has endorsed this mismanagement with its own entrenchment practices, excessive compensation to executives, and now the selection of an underqualified nominee to replace an ETF industry expert who served as a settlement director under a Cooperation Agreement and was not renominated without explanation.

- This failed approach to the business has infected the company's capital allocation strategy producing consistent losses and impairments.

- And now we are to trust that the Company's foray into DeFI, WisdomTree Prime is destined for success having invested $30m over the last four years whereby competitors in the space have spent billions?

- The Company is at a cross-roads: the core business is in desperate need of repair requiring discipline around cost management and capital allocation, and that similar discipline needs to be implemented in the review and execution of WT Prime.

- We believe the long-tenured incumbent Board along with its underqualified and under-accomplished nominee cannot be trusted with this responsibility and that meaningful Board change is urgently needed to ensure the best interest of all stockholders.

VOTE FOR REAL CHANGE



We urge stockholders to vote for real change on the Gold Proxy Card

[X] Please mark vote as in this example

ETFS STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE THREE (3) ETFS NOMINEES AND THE THREE (3) UNOPPOSED COMPANY NOMINEES AND NOT TO VOTE "FOR" ANY OF THE REMAINING COMPANY NOMINEES LISTED BELOW IN PROPOSAL 1.

YOU MAY SUBMIT VOTES FOR UP TO SIX (6) NOMINEES. IMPORTANTLY, IF YOU MARK MORE THAN SIX (6) "FOR" BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN SIX (6) "FOR" BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY AS DIRECTED.

1. Election of Directors to hold office until the 2024 annual general meeting of stockholders.

ETFS NOMINEES		FOR	WITHHOLD
1.	Bruce E. Aust	☐	☐
2.	Tonia Pankopf	☐	☐
3.	Graham Tuckwell	☐	☐

COMPANY NOMINEES UNOPPOSED BY ETFS		FOR	WITHHOLD
1.	Lynn S. Blake	☐	☐
2.	Daniela Mielke	☐	☐
3.	Jonathan Steinberg	☐	☐

COMPANY NOMINEES OPPOSED BY ETFS		FOR	WITHHOLD
1.	Shamla Naidoo	☐	☐
2.	Win Neuger	☐	☐
3.	Frank Salerno	☐	☐

1. For additional campaign details, visit www.WiseUpWT.com



APPENDIX

Confidential.
May 18, 2023

POOR GOVERNANCE: MINIMAL EXPERTISE TO CHALLENGE MANAGEMENT



Experience matters, particularly when selecting a board of directors.

- In conversations with ETFS Capital, Mr. Salerno (Chairman) stated that ETF experience was not a pre-requisite to being on the Board, and that such expertise lies with management

- If ETF experience stops at management level, the board is unable to challenge/question/test the information that management is presenting to it

- Does this same lack of expertise stretch into Defi and blockchain? At least the current Board has some asset management experience. None of the bios of current management refer to any expertise or experience in digital assets.

- We believe management pulled the wool over the Board's eyes on ETF performance. This cover up will be even easier for digital assets.



Shamla Naidoo
CEO

Management Nominee
No Prior Board Experience
No ETF Experience

APPENDIX: WISDOMTREE'S FOCUS ON THREE-YEAR TSR IS DISINGENUOUS. IT IGNORES THE COMPANY'S LONG TERM UNDERPERFORMANCE WHILE USING A LOW POINT IN HISTORY (POST-COVID) TO CALCULATE RETURNS

WT's 3-Yr TSR is based on April 28, 2020 starting date, when stock had declined 30% from pre-Covid level.



WT's share price fell 30% vs 15% for its peers (Feb. 1 ,2020 to April 28, 2020)
-15
-30
Feb-20
Mar-20
Apr-20



WisdomTree, Inc.
Peers Group Median
Indexed to 100
190
158
126
94
62
30
2022 Cooperation Agreement
WT Adopted Poison Pill
WisdomTree consistently underperformed peers until our Cooperation Agreement in 2022
ETFS Capital Nominated Directors
Jan-20
Apr-20
Jul-20
Oct-20
Jan-21
Apr-21
Jul-21
Oct-21
Jan-22
Apr-22
Jul-22
Oct-22
Jan-23
Apr-23

Source: FactSet. Peers include BlackRock, Franklin Templeton, T Rowe Price, Alliance Bernstein, Affiliated Managers Group, Federated Hermes Investors, Cohen and Steers, Invesco, Virtus Investment Partners, Artisan Partners Asset Management, Bright Sphere Investment Group, Janus Henderson Group, Victory Capital

STOCKHOLDER INVOLVEMENT RESPONSIBLE FOR RECENT BOARD CHANGES



2018

J. Steinberg (CEO) 1988	F. Salerno (Chair) 2005	A. Bossone 2009	W. Neuger 2013	M. Steinhardt 2004	B. Lavine 2007	S. Begleiter 2011	B. Shea Joined April 2018

NO DIVERSITY prior to ETFS Capital becoming stockholder in 2018

2019

M. Steinhardt Retired Oct 2019		S. Begleiter Resigned June 2019	B. Shea Resigned Feb 2019	S. Cosgrove Joined April 2019

- Prior to the ETFS Capital becoming a stockholder in 2018, the Board consisted of NO female directors and NO minority directors
- Ms. Cosgrove resigned after just three years of Board service
- Ms. Fuhr was appointed as part of the 2022 Cooperation Agreement but was not re-nominated by the Board, which is unprecedented

2021

S. Conjeevaram Joined Jan 2021

2022

H. Singleton III Joined Jan 2022	B. Lavine Resigned Jan 2022	D. Mielke Joined Sep 2022	S. Cosgrove Resigned Sep 2022

2022 Settlement Candidates

L. Blake Joined 2022	D. Fuhr Joined 2022

2023

J. Steinberg (CEO) 1988	F. Salerno (Chair) 2005	A. Bossone 2009	W. Neuger 2013	S. Conjeevaram 2021	H. Singleton III 2022	D. Mielke 2022	S. Naidoo Nominated 2023

L. Blake 2022	D. Fuhr 2022

2023 ETFS Nominees

B. Aust Nominated 2023	T. Pankopf Nominated 2023	G. Tuckwell Nominated 2023

Board Additions	Board Departures	ETFS Nominees	Suspicious Exits

ADDRESSING WISDOMTREE'S CLAIMS ABOUT PRIOR LITIGATION AGAINST ETFS CAPITAL



Summary of facts

- ETFS Capital (previously ETF Securities) and Mr. Tuckwell were involved in litigation in the Royal Courts of Jersey in 2020 (Channel Islands).

- ETFS Capital was at this time (and still remains) a private, unlisted company, incorporated in Jersey, and at that time Mr Tuckwell was a majority shareholder by virtue of holding ~54% of the company.

- Following the disposal of ETF Capital's 3 main operating businesses in 2018, 3 private equity shareholders in ETFS Capital (the "Plaintiffs") sought to have their shares bought out at net asset value (with no discount to reflect their minority holding).

- Mr. Tuckwell sought advice from KPMG as to what would be a fair market price to pay for the Plaintiff's shares and was advised that their minority interest should be valued at a 38-50% to net asset value.

- Mr. Tuckwell therefore offered to buy out the Plaintiffs at the mid-point price of a 44% discount to net asset value, which the Plaintiffs rejected and subsequently commenced litigation.

- In order to try and achieve a buy out at net asset value, the Plaintiffs applied to the Royal Courts and sought (i) the winding up of ETFS Capital and a distribution of its assets, and (ii) an order that the Plaintiffs' shares be purchased by Mr. Tuckwell at net asset value with no discount calculated, on the basis of alleged "unfairly prejudicial conduct".

- The Royal Courts rejected the Plaintiffs' application for a winding up of the Company as well as their claim that they were entitled to be bought out at net asset value (with no discount applying). Instead, the Royal Courts ordered that the Plaintiffs' shares should be bought out at a 40% discount to net asset value (reduced to 20% to reflect the "marriage" value to Mr. Tuckwell).

- In order to be able to make such a ruling, the Royal Courts were required to find that the Plaintiffs had been subject to "unfair prejudice" - otherwise a buy out order would not have been possible.

- It is important to note that, although there was a finding of unfair prejudice, this was private, closely held company, where Mr. Tuckwell and the 3 Plaintiffs held in excess of 85% of the shares between them.

- It is also important to note that the lead Plaintiff (FTV Capital) made a return in excess of 20x their original investment in ETFS Capital, even after the minority discount applied by the Royal Courts. This was therefore ultimately a commercial dispute as to the correct return to which the Plaintiffs were entitled on their investment.

- This litigation, which was a typical commercial dispute between sophisticated investors, has no real bearing on what is happening today. The circumstances surrounding this litigation and Mr Tuckwell's role as director and majority shareholder in ETFS Capital were and are dramatically different to any role Mr. Tuckwell would have as a director and minority shareholder of WisdomTree, a company which is publicly listed on the New York Stock Exchange.

- It is dangerous to draw comparisons (as the Company has done) between one scenario and the other.

Source: ETFS Capital